9/25

07027599

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Mercate Resources Ltd

*CURRENT ADDRESS: 1st Floor, Block B
Sandton Place
68 Wierda Road East
Wierda Valley
Sandton, South Africa 2196

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 3 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 35725 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 10/29/07

EXHIBIT A

The information set out below is required to be: (i) made public pursuant to the laws of the Republic of South Africa by filing all other disclosures to the Registrar of Companies (" **Registrar**") or the Securities Regulation Panel (" **SRP**"); (ii) filed with the JSE and made public by the JSE on the Securities Exchange News Service (" **SENS**"); or (iii) distributed to holders of the Company' s securities in respect of a company with a primary listing on the JSE.

The information set forth below is divided into two categories: (1) information required under the South African Companies Act 61 of 1973; (2) information required under the JSE Listings Requirements (the "**Li stings Requirements**").

A. SOUTH AFRICAN COMPANIES ACT REQUIREMENTS:

		DESCRIPTION OF INFORMATION
1.	Content	**Provisional annual financial statements**
	Mode	File with Registrar
	Timing	Within 7 days of issue
2.	Content	**Interim report (including interim financial statements when furnished)**
	Mode	File with Registrar
	Timing	Within 7 days of issue

3.	Content	**Annual audited report, including annual financial statements and notice of annual general meeting**
	Mode	File with Registrar
	Timing	Not less than 21 days before the date of the annual general meeting to be sent to company members, debenture holders
4.	Content	**Special resolutions of shareholders (including changes in memorandum and articles)**
	Mode	File with Registrar
	Timing	At least 21 clear days prior to general meeting. The special resolution must be lodged with the Registrar within 1 month after its adoption to avoid the payment of penalties. The special resolution may, however, still be registered up to 6 months after adoption, after which it will lapse and be void.
5.	Content	**Proposed changes in authorized or issued capital**
	Mode	File with Registrar
	Timing	The special resolution (for authorized) must be lodged with the Registrar within 1 month after adoption to avoid the payment of penalties. The special resolution may, however, still be registered up to 6 months after adoption, after which it will lapse and be void.

6.	Content	**Proposed changes in rights of shareholders (all rights of shareholders into which listed securities are convertible or exchangeable and the effect of such conversion)**
	Mode	File with Registrar
	Timing	To be lodged within 1 month of approval by class of members at general meeting
7.	Content	**Allotment of securities to public and shareholders**
	Mode	File with Registrar
	Timing	To be lodged for registration within 1 month of allotment and within 4 months of registration of the prospectus
8.	Content	**Issue and allotment of securities relating to more than 30% of the enlarged share capital**
	Mode	File with Registrar
	Timing	As applicable, by circular
9.	Content	**Prospectus for public issue**
	Mode	File with Registrar

	Timing	Must be lodged for registration within 14 days of last signature, but must be issued within 3 months after registration
10.	Content	**Changes to board of directors, including changes to any important functions or executive responsibilities of a director**
	Mode	File with Registrar
	Timing	Within 14 days of change
11.	Content	**Changes to auditor**
	Mode	File with Registrar
	Timing	Within 14 days of change
12.	Content	**Changes to secretary**
	Mode	File with Registrar
	Timing	Within 21 days of change
13.	Content	**Proposed changes to registered or postal address**
	Mode	File with Registrar

	Timing	At least 21 days prior to change
14.	Content	**Proposed change in fiscal year**
	Mode	File with Registrar
	Timing	By way of ordinary resolution prior to change
15.	Content	**Interest of directors in contracts with the company**
	Mode	File notice with board of directors, with register of interests to be kept at the company's registered office
	Timing	Within 14 days of change
16.	Content	**Mergers, take-over bids and schemes of arrangement**
	Mode	File with the SRP and, in respect of schemes of arrangement, file with Registrar
	Timing	At earliest possible date
17.	Content	**Winding-up and liquidation**

	Mode	File with the Registrar and Master of the High Court and distribute to shareholders
	Timing	As applicable
18.	Content	**Circular and/or pre-listing statement and letters of allocation in respect of the rights issue**
	Mode	Distribute to shareholders and file letter of allocation with Registrar
	Timing	On a Friday (21 days after the first announcement)
19.	Content	**Results of pro rata offer for repurchase of securities and the cost associated therewith, the date on which the securities will be cancelled and the effect on earnings per share**
	Mode	File return with Registrar
	Timing	As applicable
20.	Content	**Proposed change of name of company**
	Mode	File with the Registrar

	Timing	By special resolution on 21 clear days' notice prior to general meeting
21.	Content	**Annual return for enterprise**
	Mode	File with the Registrar
	Timing	Annually by the end of the month following the month in which the enterprise was registered

JSE LISTINGS REQUIREMENTS

The table set out below provides a summary of the material requirements for publication of information relating to listed companies under the JSE Listings Requirements. The table should be read together with the Corporate Actions Timetable set out in the schedule 24 to the JSE Listings Requirements, a copy of which is enclosed as an *Appendix A2.*

All documentation that is submitted to the JSE for inspection and/or release on SENS has to be done through the sponsor, Deutsche Securities (SA) (Proprietary) Limited.

		DESCRIPTION OF INFORMATION
1.	Content	**Material price sensitive information, excluding trading statements**
	Mode	File with JSE and publish through SENS
	Timing	Without delay, subject to confidentiality
2.	Content	**Trading Statements**
	Mode	Approve board of directors register of interests and publish through SENS
	Timing	As soon as aware that financial results are materially different from the previous period, the forecasts or the shareholders' expectations (where these arise from accurate guidance)
3.	Content	**Annual financial statements (including notice of annual general meeting)**
	Mode	File with the JSE and distribute to shareholders

		DESCRIPTION OF INFORMATION
	Timing	Within 6 months of financial year end and at least 21 days before annual general meeting
4.	Content	**Abridged annual financial statements (Abridged report)**
	Mode	File with the JSE and publish through SENS
	Timing	At the same time as the annual financial statements
5.	Content	**Preliminary annual financial information (Preliminary report)**
	Mode	File with the JSE and publish through SENS
	Timing	Voluntarily, in advance of annual financial statements
6.	Content	**Provisional annual financial information (Provisional report)**
	Mode	File with the JSE, distribute to shareholders and publish in press and through SENS
	Timing	Within 3 months of financial year end (if annual financial statements not yet distributed)
7.	Content	**Interim reports**
	Mode	File with the JSE, distribute to shareholders and publish in press and through SENS

		DESCRIPTION OF INFORMATION
	Timing	Within 3 months after the first 6 month period of the financial year
8.	Content	**Quarterly reports (where applicable)**
	Mode	File with the JSE and publish through SENS
	Timing	As soon as possible after each quarter (second quarterly report must be combined with interim report)
9.	Content	**Emphasis of matter in auditor' s report on annual financial statements**
	Mode	Publish through SENS and the press
	Timing	As applicable
10.	Content	**Qualification of auditor' s report on annual financial statements**
	Mode	JSE will publish through SENS and in the press (at issuer' s cost)
	Timing	As applicable
11.	Content	**Adverse opinion in auditor' s report on annual financial statements**

		DESCRIPTION OF INFORMATION
	Mode	JSE will publish through SENS and the press (at issuer's cost)
	Timing	As applicable
12.	Content	**Disclaimer by auditors of opinion on annual financial statements**
	Mode	JSE will publish through SENS and press (at issuer's cost), plus will publish result of meeting in press and through JSE
	Timing	As applicable. Meeting of JSE convened within 21 days to consider possible suspension or termination of listing
13.	Content	**Dividend announcements**
	Mode	File with the JSE, distribute to shareholders and publish through SENS (in abridged report)
	Timing	Immediately
14.	Content	**Notice of annual general meetings**
	Mode	File with the JSE, distribute to shareholders and publish through SENS (in abridged report)
	Timing	At least 21 days before annual general meeting
15.	Content	**Circulars**

		DESCRIPTION OF INFORMATION
	Mode	File with the JSE and distribute to shareholders
	Timing	As applicable, with prior approval of the JSE
16.	Content	**Pre-listing statements and prospectuses**
	Mode	File with the JSE, distribute to shareholders and publish in press and through SENS (may publish abridged version)
	Timing	As applicable, with prior approval of the JSE
17.	Content	**Offers for sale or subscription**
	Mode	File with the JSE, and publish in press and through SENS
	Timing	On the day the offer opens, together with prospectus
18.	Content	**Specific issue for cash**
	Mode	Distribute to shareholders, file with the JSE, and publish in press and through SENS
	Timing	Circular sent to shareholders with notice of general meeting, at least 21 days before general meeting. Once circular is approved by the shareholders
19.	Content	**General issue for cash**
	Mode	Distribute to shareholders, file with the JSE, and publish in press and through SENS

		DESCRIPTION OF INFORMATION
	Timing	Circular sent to shareholders with notice of general meeting, at least 21 days before general meeting. Once circular is approved by the shareholders
20.	Content	**Specific repurchases of securities**
	Mode	Distribute to shareholders, file with the JSE and publish in press and through SENS
	Timing	Circular sent to shareholders with notice of general meeting, at least 21 days before general meeting. Once circular is approved by the shareholders
21.	Content	**General authority to purchase own securities**
	Mode	Distribute to shareholders
	Timing	Circular sent to shareholders with notice of general meeting, at least 21 days before annual general meeting. Once circular is approved by the shareholders
22.	Content	**Repurchase of each 3% in aggregate of initial number of relevant class of securities**
	Mode	File with the JSE, and publish in press and through SENS
	Timing	As soon as possible, but by no later than 08h30 on second business day following day on which threshold reached or exceeded
23.	Content	**Specific payments to shareholders**

		DESCRIPTION OF INFORMATION
	Mode	Distribute to shareholders, file with the JSE and publish in press and through SENS
	Timing	Circular sent to shareholders with notice of general meeting, at least 21 days before general meeting. Once circular is approved by the shareholders
24.	Content	**General payments to shareholders**
	Mode	Distribute to shareholders, file with the JSE and publish in press and through SENS
	Timing	Circular sent to shareholders with notice of general meeting, at least 21 days before general meeting
25.	Content	**Voluntary liquidation**
	Mode	Distribute to shareholders, file with the JSE and publish in press and through SENS
	Timing	Circular sent to shareholders with notice of general meeting, at least 21 days before general meeting
26.	Content	**Liquidation or judicial management**
	Mode	File with the JSE, publish in the press and through SENS
	Timing	Immediately

		DESCRIPTION OF INFORMATION
27.	Content	**Redemption of securities other than listed redeemable securities**
	Mode	Distribute to shareholders, file with the JSE and publish in press and through SENS
	Timing	Circular sent to shareholders with notice of general meeting, at least 21 days before general meeting
28.	Content	**Redemption of listed redeemable securities**
	Mode	Distribute to shareholders, file with the JSE and publish in press and through SENS
	Timing	Circular sent to shareholders
29.	Content	**Subdivision or consolidation of securities**
	Mode	Distribute to shareholders, file with the JSE and publish in press and through SENS
	Timing	Circular sent to shareholders with notice of general meeting, at least 21 days before general meeting
30.	Content	**Cautionary announcement**
	Mode	File with the JSE and publish in press and through SENS

		DESCRIPTION OF INFORMATION
	Timing	Immediately, with progress reports every six weeks thereafter until full details announced
31.	Content	**Odd lot offers**
	Mode	Distribute to shareholders, file with the JSE and publish in press and through SENS
	Timing	Circular sent to shareholders with notice of general meeting, at least 21 days before general meeting
32.	Content	**Directors' dealings in securities**
	Mode	File with the JSE and publish through SENS
	Timing	Without delay and by no later than 48 hours after the dealing by the director
33.	Content	**Voluntary price sensitive information**
	Mode	File with the JSE and publish in press and through SENS
	Timing	As applicable, subject to confidentiality provisos
34.	Content	**Historical financial information**
	Mode	File with the JSE

		DESCRIPTION OF INFORMATION
	Timing	As required
35.	Content	**Related party transactions**
	Mode	File with the JSE, publish in press and through SENS and distribute circular to shareholders
	Timing	Prior to completing transaction or on determination by the JSE that the transaction is a related party transaction
36.	Content	**Small related party transactions, which is a transaction where any percentage ratio (calculated as (i) the consideration dividend by the aggregate market value of all the listed equity securities; or (ii) the number of securities issued by a listed company as consideration for an acquisition compared to those in issue prior to the transaction; or (iii) by assessing the cash to market capitalization percentage and adding this to the percentage in (ii) above) is less than or equal to 5% but more than 0.25%**
	Mode	File with the JSE and publish in press and through SENS
	Timing	Prior to completing transaction

		DESCRIPTION OF INFORMATION
37.	Content	**Category 3 transaction, which is a transaction where any percentage ratio (calculated as (i) the consideration dividend by the aggregate market value of all the listed equity securities; or (ii) the number of securities issued by a listed company as consideration for an acquisition compared to those in issue prior the transaction; or (iii) by assessing the cash to market capitalization percentage and adding this to the percentage in (ii) above) is 5% or more but each is less than 20%**
	Mode	File with the JSE and publish in press and through SENS
	Timing	Without delay after the terms of the transaction are agreed upon
38.	Content	**Supplementary notification (where significant change or significant new matter has arisen)**
	Mode	File with JSE and publish in press and through SENS
	Timing	Without delay
39.	Content	**Category 2 transaction, which is a transaction where any percentage ratio (calculated as (i) the consideration dividend by the aggregate market value of all the listed equity securities; or (ii) the number of securities issued by a listed company as consideration for an acquisition compared to those in issue prior to the transaction; or (iii) by assessing the cash to market capitalization percentage and adding this to the percentage in (ii) above) is 20% or more but each is less than 30%**

		DESCRIPTION OF INFORMATION
	Mode	File with JSE and publish in press and through SENS and distribute circular to shareholders
	Timing	Without delay after the terms of the transaction are agreed upon. The circular must be distributed to shareholders within 28 days.
40.	Content	**Category 1 transaction, which is a transaction where any percentage ratio (calculated as (i) the consideration dividend by the aggregate market value of all the listed equity securities; or (ii) the number of securities issued by a listed company as consideration for an acquisition compared to those in issue prior to the transaction; or (iii) by assessing the cash to market capitalization percentage and adding this to the percentage in (ii) above) is 30% or more, or if the total consideration is not subject to any maximum**
	Mode	File with JSE and publish in press and through SENS and distribute circular to shareholders
	Timing	Without delay after the terms of the transaction are agreed upon. The circular must be distributed to shareholders within 28 days. Requires approval of shareholders in general meeting.
41.	Content	**Reverse take-over (any transaction or series of transactions involving an acquisition by a listed company of a business, an unlisted company or assets** where any percentage ratio is 100% or more or which would result in a fundamental change in the business, or in a change in board or voting control **of the listed company)**

		DESCRIPTION OF INFORMATION
	Mode	File with JSE and publish in press and through SENS (with adequate warning of uncertainty as to whether or not listing may continue after the transaction) and distribute circular to shareholders
	Timing	Without delay after the terms of the transaction are agreed upon. The circular must be distributed to shareholders within 28 days. If the circular is not distributed to shareholders within 30 days of the announcement, the JSE Committee may suspend listing.
42.	Content	**Extension of listed options**
	Mode	File with JSE, publish in press and through SENS and distribute circular to shareholders
	Timing	Announcement to be published at least six weeks prior to expiry date
43.	Content	**Expiry of listed options or other conversion rights**
	Mode	File with the JSE and notify all holders
	Timing	Notification to holders six weeks prior to expiry and notice to the JSE 30 days before expiry
44.	Content	**Changes to the board of directors**
	Mode	File with the JSE and publish through SENS

		DESCRIPTION OF INFORMATION
	Timing	Notification to the JSE without delay and by no later than the end of the business day following the decision or receipt of notice detailing the change, and publication as soon as practically possible
45.	Content	**Change of name**
	Mode	Distribute to shareholders, file with the JSE and publish in press and through SENS
	Timing	Circular sent to shareholders with notice of general meeting, at least 21 days before general meeting
46.	Content	**Change of transfer office**
	Mode	File with the JSE, distribute to shareholders and publish in press and through SENS
	Timing	At least two weeks before date of change
47.	Content	**Change of auditors**
	Mode	File with the JSE, and publish through SENS
	Timing	Without delay and by no later than the end of the business day following the decision by the issuer to terminate the appointment or following the receipt of the auditor's resignation

NOTES:

All announcements to be made in terms of the JSE Listings Requirements require JSE approval (including material price sensitive announcement), save for announcements relating to quarterly reports, interim reports, provisional reports and abridged annual financial statements (except where such an announcement includes details of a corporate action, in which event the announcement or relevant extract of the announcement will require JSE approval). All other price sensitive announcement will be reviewed by the JSE before publication and may require JSE approval where the JSE deems this to be appropriate. Circulars and pre-listing statements/prospectuses may not be sent to shareholders until they have been approved by the JSE.

A brief synopsis of the changes incorporated into the JSE Listings Requirements and material to the proposed ADR Program is as follows:

Trading Statements

Issuers are now required to publish trading statements as soon as they become aware that the financial results for the period to be reported on next are materially different from one or more of the following:

- the financial results for the previous corresponding period;
- the forecast projections and indications previously provided to the market in relation to such period; and
- shareholders expectations of the financial results for such period arising from guidance previously provided by the issuer, trend analysis expectations, consensus analysts' forecasts which the issuer is satisfied were materially accurate, where available, or a combination of the foregoing.

A trading statement must provide specific guidance to describe the differences through the use of terms such as "significantly different" (meaning price sensitive but less than a 10% increase or decrease), "materially different" (meaning between a 10% and 30% increase or decrease) and "substantially different" (meaning equal to or greater than a 30% increase or decrease). Should the issuer utilize any of this terminology, it may be obliged to submit a profit forecast or estimate and accountant's report thereon to the JSE, failing which it may be compelled to issue a cautionary announcement.

Communications with Holders of Securities

Press announcements: Announcements requiring publication in the press must now be published in English in a national daily English newspaper and in one other official language in a daily newspaper published in that other official language, provided that where no newspaper is published in that official language the announcement shall be published in another national newspaper acceptable to the JSE.

Circulars and Pre-listing Statements: Circulars and pre-listing statements must be distributed to all certificated holders and those dematerialized beneficial holders of its securities who have elected to receive such documents, at the cost of the issuer.

Interim Reports

Where a financial period covers more than twelve months (previously fifteen months) interim reports are required to be prepared for both the first and second six-month periods.

Annual Financial Statements

An abridged version of the annual financial statements must be published on SENS once these financials are issued (but need not include the audit report of the auditors).

Financial information published voluntarily by an issuer in advance of it being required to do so (e.g. preliminary results) must be reviewed by the issuer's auditors.

Categorization

Category 4 transactions have been removed and Category 3 transactions have been reconstituted to encompass transactions where any percentage ratio is 5% or more but is less than 20%.

The calculations reflecting the categorization workings are now required to be supplied to the JSE at the time of submission of the announcement or circular for approval.

Related Party Transactions

The threshold for related party transactions has been reduced from 10% to 0,25%. A new section has been incorporated into the Listings Requirements which deals with small related party transactions. In the case of transactions with a related party where one or both of the percentage ratios are less than or equal to 5% but exceed 0,25%, the usual requirements for a transaction with a related party do not apply and instead the issuer must, prior to completing the transaction:

- inform the JSE in writing of the details of the proposed transaction;
- provide the JSE with written confirmation from an expert acceptable to the JSE that the terms of the proposed transaction with the related party are fair and reasonable;
- publish details of the proposed transaction, including a statement the transaction has been declared to be fair and reasonable and that the fair and reasonable opinion statement will lie for inspection at the issuer's registered office for twenty-eight days from the date of the announcement; and
- comply with the usual requirements regarding transactions with related parties if the expert states that the transaction is not fair and reasonable.

A new obligation has been imposed on issuers to consult with the JSE when contemplating a transaction which does not fall within the definition of a related party transaction but which will result in any unusual, vested or other interests being created. The JSE has the right in these circumstances to classify the transaction as a related party transaction.

Electronic Circulars and Delivery

Electronic delivery of circulars is permitted subject to the issuer's memorandum and articles of association allowing for electronic delivery and the issuer submitting proof to the JSE that members have expressly consented to electronic delivery.

Subject to the approval of the JSE, issuers may post investor information on websites, in lieu of electronic delivery, where members consent to this form of delivery and issuers sent a data message, in the prescribed form, to members alerting them to the fact that the issuer has issued an important message on the internet.

EXHIBIT B

The following list identifies the information that the Company (i) made public pursuant to South African law, (ii) filed with the Exchange pursuant to its Listing Rules, and (iii) distributed to its security holders, since the beginning of its last full fiscal year.

MERAFE
RESOURCES

RECEIVED
2007 SEP 25 A 6:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INDEX

22 Resignation from Board of Directors – 23 August 2006

23 Interim results for the six months ended – 30 June 2006

24 Results of Annual General Meeting – 24 July 2006

25 Trading statement – 17 July 2006

26 Modification to the reviewed audited results and notice of AGM – 30 June 2006

27 Changes to Board of Directors – 5 April 2006

28 Reviewed results for the twelve months ended 31 December 2005 – 2 March 2006

MERAFE
RESOURCES

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
Registration number 1987/003452/06
("Merafe" or "the Company")
Share code MRF ISIN ZAE 000060000

Unaudited results for the six months ended 30 June 2006

GROUP ABRIDGED INCOME STATEMENT

	6 months ended 30 June 2006 Unaudited R'000	6 months ended 30 June 2005 Unaudited R'000
Revenue	330,293	296,068
EBITDA	4,008	67,304
Depreciation	(10,851)	(4,177)
Net finance costs	(18,991)	(29,536)
(Loss) / profit before taxation	(25,834)	33,591
Secondary tax on companies	(1,970)	(1,215)
(Loss) / profit for the period	(27,804)	32,376
(Loss) / earnings per share (cents)	(1.23)	2 62
Diluted (loss) / earnings per share (cents)	(1.23)	2.56
Ordinary shares in issue	2,339,241,009	1,237,917,518
Weighted average number of shares for the period	2,251,861,364	1,237,917,518

GROUP ABRIDGED BALANCE SHEET

	As at 30 June 2006 Unaudited R'000	As at 31 December 2005 Audited R'000
Assets		
Non-current assets	1,410,684	1,330,840
Options for mineral rights	258	258
Property, plant and equipment	1,410,080	1,330,236
Investments	346	346
Current assets	621,898	692,500
Inventories	331,842	324,309
Trade and other receivables	270,283	281,449
Bank and cash	19,773	86,742
Total assets	2,032,582	2,023,340
Equity and liabilities		
Capital and reserves	928,722	904,868
Issued share capital	23,393	22,475
Share premium	1,142,001	1,091,743
Equity-settled share-based payment	2,992	2,510
Accumulated loss	(239,664)	(211,860)
Non-current liabilities	606,149	232,425
Non-current borrowings	598,522	224,833
Provision for close-down and restoration	7,627	7,592
Current liabilities	497,711	886,047
Trade and other payables	253,740	585,828
Other provisions	24,009	26,003
Current portion of non-current borrowings	55,516	100,047
Bank overdraft	164,446	174,169
Total equity and liabilities	2,032,582	2,023,340

STATEMENT OF CHANGES IN EQUITY

	6 months ended 30 June 2006 Unaudited R'000	6 months ended 30 June 2005 Unaudited R'000
Issued share capital	23,393	12,379
Balance at beginning of the period	22,475	12,379
New shares issued during the period	918	-
Share premium	1,142,001	557,035
Balance at the beginning of the period	1,091,743	557,035
Premium on new shares issued during the period	50,258	-
Equity-settled share-based payment	2,992	2,003
Balance at the beginning of the period	2,510	1,545
Share-based payment	482	458
Accumulated loss	(239,664)	(227,217)
Balance at beginning of the period	(211,860)	(259,593)
Net (loss) / profit for the period	(27,804)	32,376
Fair value reserve	-	1,637
Total equity and reserves	928,722	345,837

GROUP ABRIDGED CASH FLOW STATEMENT

	6 months ended 30 June 2006 Unaudited R'000	6 months ended 30 June 2005 Unaudited R'000
Cash generated by operations	(327,929)	42,389
Interest cost	(19,543)	(20,853)
Interest received	552	991
	(346,920)	22,527
Cash flows from investing activities	(90,695)	(9,449)
Cash flows from financing activities	380,369	(72,622)
Net decrease in cash and cash equivalents	(57,246)	(59,544)
Cash and cash equivalents at beginning of period	(87,427)	28,187
Cash and cash equivalents at end of period	(144,673)	(31,357)

Basis of preparation
In compliance with the JSE Limited Listings Requirements, Merafe has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the six months ended 30 June 2006. The accounting policies adopted are consistant with those applied in the annual financial statements for the year ended 31 December 2005 These financial statements have not been audited.

Review of results
Merafe's current source of income is generated from its chrome venture with Xstrata SA (Pty) Ltd ("the Chrome Venture"). Merafe shared in 17% of the earnings before interest, tax, depreciation and amortisation ("EBITDA") from the Chrome Venture for the six months ended 30 June 2006. The share of EBITDA from the Chrome Venture increased to 20.5% on 1 July 2006. Headline loss for the six months to 30 June 2006 amounted to 1 23 cents per share (30 June 2005 headline earnings per share 2 62).

Merafe's attributable saleable production of ferrochrome from the Chrome Venture during the six month period was 84,474 tonnes The EBITDA includes Merafe's attributable share of standing charges from the temporary closure of furnaces of R17.9 million, Merafe's attributable share of the foreign exchange loss of R14 6 million, corporate expenses of R12.7 million and share-based payments under IFRS 2 of R482,000.

The foreign exchange loss in the Chrome Venture arose as a result of the weakening of the Rand against the US$ in the second quarter of 2006. This was due to the Chrome Venture's nett US$ payables exceeding its nett US$ receivables. Included in the nett US$ payables was a US$ facility. A portion of this facility has been converted into Rands which should ensure that the nett US$ receivables exceed the nett US$ payables going forward.

Non-current borrowings have increased due to the drawdown of the loan facility to fund Project Lion and the reclassification of funds owed to Xstrata previously reflected in trade payables

Due to the tough trading conditions experienced in the last six months, Merafe raised an amount of R50 million in equity in June 2006 in order to meet its scheduled debt repayments.

The increase in the base price of ferrochrome from 63 US¢ per pound in the first quarter of 2006 to 75 US¢ per pound in the third quarter of 2006, the weakening of the Rand against the US$, Merafe's share of EBITDA increasing to 20.5% from 1 July 2006 and Project Lion coming on-stream, should result in Merafe posting meaningful profits for the remainder of the financial year.

Review of operations
During the first half of 2006, all major South African producers reduced production in an attempt to restore balance to the market. The available operating capacity of the Chrome Venture was reduced by some 15% compared to the same period last year through furnace closures, providing the opportunity for the refurbishment of plant and equipment. Improved market demand from the second quarter should facilitate a strong operating performance in the second half of the year. Three furnaces are expected to be returned to production at the end of winter.

Despite the absorption of higher fixed cost structures due to reduced operating capacity, cost performance was in line with the comparable period after adjusting for the impact of inflation. Reductant prices fell from the very high levels seen last year and improved quality of furnace feed stock assisted positively in metallurgical efficiencies.

Market review
Primary stainless steel melt production, which declined by around 1% in 2005, continued to be weak in the early part of the year. These weak conditions resulted in a further 5 US¢ drop in the base price for ferrochrome from 68 US¢ per pound at year-end, to 63 US¢ per pound in the first quarter of 2006. Weak stainless production combined with higher ferrochrome production in 2005 from mainly China, led to an increase in ferrochrome stocks towards the year-end. Due to the continued appreciation of the Rand, together with soft market conditions for ferrochrome, a number of South African producers announced production cutbacks in the second half of 2005. The temporary closure of capacity extended into 2006 with the prevailing weakness in the stainless melt sector in the first quarter.

The second quarter of the year has seen a turnaround for the ferrochrome business. Stainless production has increased sharply, as service centres and fabricators returned to the market to replenish inventories and meet growing demand, particularly in Europe Supported by this significant increase in demand, the ferrochrome base price increased by 19% to 75 US¢ per pound in the third quarter of 2006.

Global stainless production is estimated to increase to 26.4 million tonnes in 2006, 8.6% higher than 2005 production levels. Production from western Europe is anticipated to grow by around 7%, with smaller increases in central and eastern Europe, and the Americas. China is forecast to become the leading stainless producer in 2006 with growth of 35%, taking annual production to approximately 4.5 million tonnes. Consequently, demand for ferrochrome is expected to show good growth of around 8% to over 6 million tonnes for the full year of 2006, resulting in improved ferrochrome production capacity utilisation and increased sales volumes in the second half.

Most major stainless producers report strong order books through the third quarter, with lead times increasing.

Project Lion
Project Lion is nearing completion and is on schedule for a phased commissioning in the second half of 2006. The chromite pre-reduction kilns will be commissioned, as planned, during August and September. This will reduce the risk to the ensuing furnace commissioning with the availability of hot feed stock from the kilns. Notwithstanding the significant time impact of several equipment quality and supply delays, the project team has managed to recover lost time and is on track to commission this 360 000 tonnes per annum facility in the second half of 2006 as planned. The development of the associated Helena mine has been completed with mine production ramped up to design capacity

Project Lion is expected to deliver significant cost savings compared to current industry averages, arising from improved efficiencies in energy, ore and reductant consumption. Ramp-up to full production is expected in the first half of 2007 and overall the project remains on budget, despite significant cost inflation for key inputs.

Dividend
No ordinary dividend has been declared by the directors of Merafe for the six months ended 30 June 2006.

Future prospects
Merafe' share of the EBITDA increased to 20.5 % on 1 July 2006. This together with the increase in the base price of ferrochrome from 63 US¢ per pound in the first quarter of 2006 to 75 US¢ per pound in the third quarter of 2006, the weakening of the Rand against the US dollar and with Project Lion coming on-stream, should result in Merafe returning to profitability and posting meaningful profits for the remaining six months of 2006.

Management continues to focus cautiously on the achievement of its diversification strategy, whilst taking cognisance of the commodity cycle, returns to shareholders and the need to reduce the Company's gearing levels.

Chris Molefe
Non-Executive Chairman

Steve Phiri
Chief Executive Officer

Sandton
2 August 2006

Sponsor

ABSA CAPITAL
A division of ABSA Bank Limited
Reg no 1986/004794/06

MERAFE
RESOURCES

Merafe Resources Beperk
(In die Republiek van Suid-Afrika geïnkorporeer)
Registrasienommer 1987/003452/06
("Merafe" of "die Maatskappy")
Aandeelkode MRF ISIN ZAE 000060000

Ongeouditeerde resultate vir die ses maande geëindig 30 Junie 2006

VERKORTE INKOMSTESTAAT VIR DIE GROEP

	6 maande geëindig 30 Junie 2006 Ongeouditeer R'000	6 maande geëindig 30 Junie 2005 Ongeouditeer R'000
Inkomste	330,293	296,068
VVBWA	4,008	67,304
Waardevermindering	(10,851)	(4,177)
Netto finansieringskoste	(18,991)	(29,536)
(Verlies) / wins voor belasting	(25,834)	33,591
Sekondêre belasting op maatskappye	(1,970)	(1,215)
(Verlies) / wins vir die tydperk	(27,804)	32,376
(Verlies) / verdienste per aandeel (sent)	(1.23)	2 62
Verwaterde (verlies) / verdienste per aandeel (sent)	(1.23)	2.56
Gewone aandele uitgereik	2,339,241,009	1,237,917,518
Geweegde gemiddelde getal aandele vir die tydperk	2,251,861,364	1,237,917,518

VERKORTE BALANSSTAAT VIR DIE GROEP

	Soos op 30 Junie 2006 Ongeouditeer R'000	Soos op 31 Desember 2005 Geouditeer R'000
Bates		
Nie-bedryfsbates	1,410,684	1,330,840
Opsies vir mineraalregte	258	258
Eiendom, masjinerie en toerusting	1,410,080	1,330,236
Beleggings	346	346
Bedryfsbates	621,898	692,500
Voorrade	331,842	324,309
Handels- en ander debiteure	270,283	281,449
Bank en kontant	19,773	86,742
Totale bates	2,032,582	2,023,340
Ekwiteit en aanspreeklikhede		
Kapitaal en reserwes	928,722	904,868
Uitgereikte aandelekapitaal	23,393	22,475
Aandelepremie	1,142,001	1,091,743
Ekwiteitsvereffende aandeelgebaseerde betaling	2,992	2,510
Opgehoopte verliese	(239,664)	(211,860)
Nie-bedryfsaanspreeklikhede	606,149	232,425
Nie-bedryfslenings	598,522	224,833
Voorsiening vir sluiting en restorasie	7,627	7,592
Bedryfslaste	497,711	886,047
Handels- en ander betaalbares	253,740	585,828
Ander voorsienings	24,009	26,003
Lopende gedeelte van nie-lopende lenings	55,516	100,047
Bankoortrekking	164,446	174,169
Totale ekwiteit en aanspreeklikhede	2,032,582	2,023,340

STAAT VAN VERANDERINGS IN EKWITEIT

	6 maande geëindig 30 Junie 2006 Ongeouditeer R'000	6 maande geëindig 30 Junie 2005 Ongeouditeer R'000
Uitgereikte aandelekapitaal	23,393	12,379
Saldo aan begin van die tydperk	22,475	12,379
Nuwe aandele gedurende die tydperk uitgereik	918	-
Aandelepremie	1,142,001	557,035
Saldo aan begin van die tydperk	1,091,743	557,035
Premie op nuwe aandele vir tydperk uitgereik	50,258	-
Ekwiteitsvereffende aandeelgebaseerde betaling	2,992	2,003
Saldo aan begin van die tydperk	2,510	1,545
Aandeelgebaseerde betaling	482	458
Opgehoopte verliese	(239,664)	(227,217)
Saldo aan begin van die tydperk	(211,860)	(259,593)
Netto (verlies) / wins vir die tydperk	(27,804)	32,376
Billikewaardereserwe	-	1,637
Totale ekwiteit en reserwes	928,722	345,837

VERKORTE KONTANTVLOEISTAAT VAN DIE GROEP

	6 maande geëindig 30 Junie 2006 Ongeouditeer R'000	6 maande geëindig 30 Junie 2005 Ongeouditeer R'000
Kontant deur bedrywighede gegenereer	(327,929)	42,389
Rentekoste	(19,543)	(20,853)
Rente ontvang	552	991
	(346,920)	22,527
Kontantvloei uit beleggingsaktiwiteite	(90,695)	(9,449)
Kontantvloei uit finansieringsaktiwiteite	380,369	(72,622)
Netto afname in kontant en kontantekwivalente	(57,246)	(59,544)
Kontant en kontantekwivalente aan begin van tydperk	(87,427)	26,187
Kontant en kontantekwivalente aan einde van tydperk	(144,673)	(31,357)

Opstellingsgrondslag

Ter voldoening aan die Noteringsvereistes van die JSE Beperk het Merafe sy gekonsolideerde finansiële state vir die ses maande geëindig 30 Junie 2006 ooreenkomstig Internasionale Finansiële Verslagdoeningstandaarde (IFRS) opgestel. Die rekeningkundige beleid wat aangeneem is, strook met dit wat in die finansiële jaarstate vir die jaar geëindig 31 Desember 2005 toegepas is. Hierdie finansiële state is nie geouditeer nie.

Oorsig van resultate

Merafe se huidige bron van inkomste is sy chroomonderneming met Xstrata SA (Edms) Bpk ("die Chroomonderneming"). Merafe het in 17% van die Chroomonderneming se verdienste voor rente, belasting, waardevermindering en amortisasie ("VVBWA") vir die ses maande geëindig 30 Junie 2006 gedeel. Die aandeel in VVBWA uit die Chroomonderneming het teen 1 Julie 2006 tot 20,5% gestyg. Wesensverlies vir die ses maande tot 30 Junie 2006 het 1 23 sent per aandeel beloop (30 Junie 2005: wesensverdienste per aandeel 2 62).

Merafe se toedeelbare verkoopbare produksie van ferrochroom uit die Chroomonderneming gedurende die sesmaandetydperk het 84,474 ton beloop. Die VVBWA is inbegrepe van Merafe se toedeelbare aandeel in bestaande kostes weens die tydelike inonbruikstelling van oonde ten bedrae van R17.9 miljoen, Merafe se toedeelbare aandeel in die buitelandse valutaverlies van R14 6 miljoen, korporatiewe uitgawes van R12.7 miljoen en aandeelgebaseerde betalings ingevolge IFRS 2 ten bedrae van R482,000.

Die buitelandse valutaverlies in die Chroomonderneming is toe te skryf aan 'n daling in die Rand teenoor die VS$ gedurende die tweede kwartaal van 2006. Dit is as gevolg daarvan dat die Chroomonderneming se netto VS$-gebaseerde krediteure sy netto debiteure oorskry het. 'n VS$-fasiliteit is by die netto VS$-krediteure ingesluit. 'n Gedeelte van hierdie fasiliteit is in Rand omskakel, wat behoort te verseker dat netto VS$-debiteure die netto VS$-krediteure oorgedra oorskry.

Nie-lopende lenings het gestyg weens die benutting van die leningsfasiliteit ter befondsing van Projek Lion en die herklassifisering van fondse verskuldig aan Xstrata, welke fondse voorheen onder handelskrediteure weerspieël is.

Weens die moeilike handelstoestande wat gedurende die afgelope ses maande ondervind is, het Merafe 'n bedrag van R50 miljoen se ekwiteit in Junie 2006 byeengebring om geskeduleerde skuld te delg.

Die toename in die basisprys van ferrochroom vanaf 63 VS¢ per pond in die eerste kwartaal van 2006 tot 75 VS¢ per pond in die derde kwartaal van 2006, die daling in die Rand teenoor die VS$, die toename in Merafe se aandeel in die VVBWA tot 20.5% vanaf 1 Julie 2006 en die inbedryfstelling van Projek Lion, behoort allerweë tot gevolg te hê dat Merafe vir die res van die finansiële jaar betekenisvolle winste aanteken.

Bedryfsoorsig

Al die vernaamste Suid-Afrikaanse produsente het gedurende die eerste helfte van 2006 hul produksie verlaag in 'n poging om ewewigtigheid na die mark te bring. Die beskikbare bedryfskapasiteit van die Chroomonderneming is met sowat 15% vergeleke met dieselfde tydperk verlede jaar verlaag deur oonde in onbruik te stel wat die geleentheid meegebring het om masjinerie en toerusting op te knap. 'n Verbeterde markvraag vanaf die tweede kwartaal behoort 'n sterk bedryfsprestasie in die tweede helfte van die jaar te fasiliteer. Drie oonde sal na verwagting teen die einde van die winter herinbedryf gestel word

Ten spyte van die absorpsie van hoër vastekostestrukture weens 'n vermindering in kapasiteit, was kostes in lyn met die ooreenstemmende tydperk ná aanpassing vir die impak van inflasie. Reduseermiddel pryse het verminder van die hoë vlakke van verlede jaar terwyl die verbeterde gehalte van oond-toevoervoorrade positief tot metallurgiese doeltreffendhede bygedra het.

Markoorsig

Die produksie van primêre vlekvrye staalsmelting, wat in 2005 'n afname van sowat 1% getoon het, was steeds in die vroeë gedeelte van die jaar laag. Dié ongunstige toestande het gelei tot 'n verdere daling van 5 VS¢ in die basisprys vir ferrochroom vanaf 68 VS¢ per pond teen jaareinde na 63 VS¢ per pond in die eerste kwartaal van 2006. 'n Verlaagde produksie van vlekvryestaal, gekombineer met 'n hoër ferrochroomproduksie in 2005 in hoofsaaklik China, het gelei tot 'n toename in ferrochroomvoorrade teen jaareinde. Weens die voortgesette verstewiging van die Rand, tesame met verswakte marktoestande vir ferrochroom, het etlike Suid-Afrikaanse produsente besnoeiings in die tweede helfte van 2005 aangekondig. Die tydelike afskaling van kapasiteit het in 2006 voortgeduur gegewe die steeds heersende swakte in die vlekvrye smeltsektor gedurende die eerste kwartaal.

Die tweede kwartaal van die jaar is gekenmerk deur 'n ommeswaai in die ferrochroombedryf. Die produksie van vlekvryestaal het skerp toegeneem namate dienssentra en vervaardigers na die mark teruggekeer het om voorrade aan te vul en om aan die groeiende vraag, veral vanuit Europa, te voldoen. Gesteun deur hierdie noemenswaardige toename in die vraag het die basisprys vir ferrochroom in die derde kwartaal van 2006 met 19% tot 75 VS¢ per pond gestyg.

Die globale produksie van vlekvryestaal sal na raming in 2006 tot 26.4 miljoen ton styg, synde 8,6% hoër as die produksievlakke in 2005. Die produksie uit wes-Europa sal na verwagting met sowat 7% groei, terwyl geringer toenames in sentraal- en oos-Europa asook in die groter Amerika behaal sal word. Daar word voorspel dat China in 2006 die voorste produsent van vlekvryestaal sal wees met 'n groei van 35%, wat die jaarlikse produksie tot op ongeveer 4.5 miljoen ton te staan sal bring. Die vraag na ferrochroom sal na verwagting 'n goeie groei van sowat 8% tot meer as 6 miljoen ton vir die volle 2006-jaar toon, wat 'n verbeterde benutting van ferrochroom-produksiekapasiteit sal meebring en verhoogde verkoopsvolumes in die tweede helfde.

Die meeste vername produsente van vlekvryestaal het deur die derde kwartaal sterker bestelboeke en versnelde toevoertye aangekondig.

Projek Lion

Projek Lion nader voltooiing en vorder volgens skedule vir 'n getaseurde inbedryfstelling in die tweede helfte van 2006. Die voorreduksie vir chromiet sal soos beplan gedurende Augustus en September in bedryf gestel word. Dit verminder die risiko's verbonde aan die daaropvolgende oond-inbedryfstellings gegewe die beskikbaarheid van warm toevoervoorrade vanuit die draai oonde. Nieteenstaande die beduidende tydsimpak van die gehalte van 'n verskeidenheid van toerusting en leweringsvertragings, het die projekspan daarin geslaag om verlore tyd te herwin en is hulle op koers om die 360 000 ton-fasiliteit per jaar soos beplan in die tweede helfte van 2006 in werking te stel. Die ontsluiting van die verwante Helena-myn is afgehandel en mynproduksie is tot op ontwerpskapasiteit vermeerder.

Projek Lion sal na verwagting beduidende kostebesparings meebring danksy verbeterde doeltreffendhede in energie, erts en reduseermiddel verbruik. Toename tot volle produksie is in die eerste helfte van 2007 te wagte en die algeheel beskou, verloop die projek ooreenkomstig begroting, die beduidende koste-inflasie vir kern-insette ten spyt.

Dividend

Geen gewone dividend is deur die direkteure van Merafe vir die ses maande geëindig 30 Junie 2006 verklaar nie.

Toekomstige vooruitsigte

Merafe se aandeel in die VVBWA het teen 1 Julie 2006 tot 20.5% gestyg. Dit, tesame met die verhoogde basisprys vir ferrochroom vanaf 63 VS¢ per pond in die eerste kwartaal van 2006 tot 75 VS¢ per pond in die derde kwartaal van 2006, die daling in die Rand teenoor die VS-dollar en met die inbedryfstelling van projek Lion, behoort tot gevolg te hê dat Merafe sy winsgewendheid in die tweede ses maande van 2006 hervat.

Die bestuur fokus steeds omsigtig op die verwesenliking van hul diversifiseringstrategie, maar daar word kennis geneem van die noodsaaklikheid om hefboomvlakke te verlaag en om die kommoditeitsiklus sowel as die opbrengs aan aandeelhouers te optimaliseer.

Chris Molefe
Nie-uitvoerende Voorsitter

Steve Phiri
Uitvoerende Hoof

Sandton
2 Augustus 2006

Borg

ABSA CAPITAL
'n Divisie van ABSA Bank Beperk
Reg nr 1986/004794/06

MERAFE
RESOURCES

REVIEWED RESULTS

For the six months ended 30 June 2007

- **REVENUE UP FROM R330 MILLION TO R730 MILLION**
- **EBITDA UP FROM R4 MILLION TO R183 MILLION**
- **EARNINGS PER SHARE UP FROM (1) CENT TO 4 CENTS**

MERAFE RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
Share Code MRF
ISIN ZAE000060000
("Merafe" or "the Company")

GROUP CONDENSED INCOME STATEMENT

	6 months ended 30 June 2007 Reviewed R'000	6 months ended 30 June 2006 Unaudited R'000
Revenue	729 833	330 293
EBITDA	183 348	4 008
Depreciation	(18 001)	(10 851)
Net financing costs	(31 317)	(18 991)
Profit/(loss) before taxation	134 030	(25 834)
Normal taxation	(164)	-
Deferred taxation	(42 631)	-
Secondary taxation on companies	(1 388)	(1 970)
Profit/(loss) for the period	89 847	(27 804)
Earnings/(loss) per share (cents)	4	(1)
Diluted earnings/(loss) per share (cents)	4	(1)
Ordinary shares in issue	2 386 479 739	2 339 241 009
Weighted average number of shares for the period	2 351 095 379	2 251 861 364

GROUP CONDENSED BALANCE SHEET

	As at 30 June 2007 Reviewed R'000	As at 31 December 2006 Audited R'000
Assets		
Non-current assets	1 508 169	1 494 910
Property, plant and equipment	1 508 169	1 465 739
Deferred tax asset	-	28 825
Investments	-	346
Current assets	712 291	612 540
Inventories	406 513	319 356
Trade and other receivables	296 670	273 708
Bank and cash	9 108	19 476
Total assets	2 220 460	2 107 450
Equity and liabilities		
Capital and reserves	1 207 726	1 105 989
Issued share capital	23 865	23 416
Share premium	1 162 993	1 142 887
Equity-settled share-based payment	3 738	3 300
Non-distributable reserve	-	9 103
Accumulated profit/(loss)	17 130	(72 717)
Non-current liabilities	330 746	424 753
Non-current borrowings	293 099	413 799
Deferred tax liability	13 806	-
Provision for close-down and restoration	23 841	10 954
Current liabilities	681 989	576 708
Trade and other payables	357 343	316 194
Current portion of non-current borrowings	149 929	153 371
Bank overdraft	174 717	107 143
Total equity and liabilities	2 220 460	2 107 450

GROUP CONDENSED STATEMENT OF CHANGES IN EQUITY

	6 months ended 30 June 2007 Reviewed R'000	6 months ended 30 June 2006 Unaudited R'000
Issued share capital	23 865	23 393
Balance at beginning of the period	23 418	22 475
New shares issued during the period	448	918
Share premium	1 162 993	1 142 001
Balance at the beginning of the period	1 142 887	1 091 743
Premium on new shares issued during the period	20 106	50 258
Equity-settled share-based payment	3 738	2 992
Balance at the beginning of the period	3 300	2 510
Share-based payment	438	482
Accumulated loss	17 130	(239 684)
Balance at the beginning of the period	(72 717)	(211 880)
Net profit/(loss) for the period	89 847	(27 804)
Non-distributable reserve	-	-
Balance at the beginning of the period	9 103	-
Downstream project	(9 103)	-
	1 207 726	928 722

GROUP CONDENSED CASH FLOW STATEMENT

	6 months ended 30 June 2007 Reviewed R'000	6 months ended 30 June 2006 Unaudited R'000
Net profit/(loss) before tax for the period	134 030	(25 834)
Interest paid	31 604	19 543
Interest received	(287)	(552)
Depreciation	18 001	10 851
Adjusted for non-cash items	17 634	482
Adjusted for working capital changes	(73 264)	(332 419)
Cash flows from operating activities	127 718	(327 929)
Interest paid	(31 604)	(19 543)
Interest received	287	552
Taxation paid	(1 567)	-
Cash flows from operating activities	94 834	(346 920)
Cash flows from investing activities	(90 085)	(90 695)
Investment matured	346	-
Acquisition of property, plant and equipment	(90 431)	(90 695)
Cash flows from financing activities	(112 691)	380 369
Proceeds from issue of shares	11 452	51 176
Loans raised during the year	-	376 046
Repayment of non-current borrowings	(124 143)	(46 853)
Net decrease in cash and cash equivalents	(77 942)	(57 246)
Cash and cash equivalents at the beginning of the year	(87 867)	(87 427)
Cash and cash equivalents at the end of the year	(165 809)	(144 673)

COMMENTARY

Basis of preparation
In compliance with the JSE Limited Listings Requirements, Merafe has prepared its Group financial statements for the six months ended 30 June 2007 in accordance with International Financial Reporting Standards (IFRS). The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2006.

Review of results
The results of the Group have been reviewed by the Group's auditors, KPMG Inc. Their unqualified review report is available for inspection at the Company's registered address.

Merafe's income is generated from the Xstrata-Merafe Chrome Venture (the Venture), the market leader in ferrochrome, with a total managed capacity of 1,96 million tonnes of ferrochrome production per annum. Merafe shares in 20,5% of the earnings before interest, taxation, depreciation and amortisation (EBITDA) from the Venture.

In the comparative six month period, Merafe recorded a net loss of R27,8 million, mainly due to weak ferrochrome prices and a strong Rand. The first half of 2007 showed an increase in the ferrochrome price, a comparatively weaker Rand and some operations that had been temporarily shut down were re-started, resulting in increased production. Merafe's share of EBITDA from the Venture for the six month period ended 30 June 2007 was R197,1 million from attributable saleable ferrochrome production of 139 000 tonnes (30 June 2006: 85 000 tonnes). After accounting for corporate costs of R13,4 million and a share-based payment expense of R0,4 million, the Group's EBITDA was R183,3 million. The net profit after tax for the first half of 2007 is R89,8 million after taking into account a deferred tax expense of R42,6 million.

The deferred tax expense of R42,6 million was mainly attributable to the taxable income generated by the Group, which is offset against unredeemed capital expenditure.

Merafe has repaid R160,0 million of its borrowings since 31 December 2006 through cash flows generated by operating activities and an active reduction in its accounts receivable days. The balances remaining at 30 June 2007 are R165,0 million in respect of preference shares, R277,5 million in respect of the loan for the Lion Ferrochrome plant and R147,0 million owing to Xstrata, included in trade and other payables.

Review of operations
Global demand for ferrochrome remained strong in the first half of 2007 resulting in increased prices for ferrochrome despite the fact that new capacity was brought on-stream from Lion Ferrochrome and other local producers.

The strong demand for ferrochrome necessitated the resumption of operations at five out of the seven furnaces that were closed during 2006. The two furnaces (Wonderkop 5 & 6) that remain closed are expected to return to operation during the second half of 2007.

Despite the negative effect of ongoing mining sector inflation, increased production volumes positively impacted fixed cost structures but inevitably had an adverse effect on variable costs. The higher level of production precipitated the use of more power at elevated winter tariff structures, increased consumption of imported coke and the purchasing of additional lumpy ore at a premium. Due to the significant energy requirements of ferrochrome production, the Venture is participating in the demand market programme of Eskom, assisting Eskom to manage demand on the national grid whilst achieving a financial benefit for the Venture.

To meet increased demand from the smelters, chrome ore production will be increased at Thorncliffe, Helena and Waterval mines and opencast reserves at Boshoek are being developed. The new UG2 chrome ore recovery plant at Eastern Platinum Mine has been commissioned and is producing at design capacity, providing a further low cost source of chrome ore.

The Lion Ferrochrome plant experienced some commissioning problems accompanied by adverse consequential operating conditions which caused delays in the planned ramp-up schedule. Additional engineering and operational staff were allocated to the operation to mitigate the impact and as a result the plant recovered some lost production time. The plant is expected to reach its design capacity of 360 000 tonnes per annum during the fourth quarter of 2007. The metal recovery plant was commissioned at the end of June 2007, which will increase production during the second half of the year.

The commissioning of Bokamoso, an R600 million 1,2 mtpa pelletising and sintering plant, has commenced. Full commissioning of the plant will provide additional agglomeration capacity to enable all fine ore produced by the Venture's mines, together with purchased UG2 chrome ore (a by-product of platinum production) to be agglomerated and consumed by the smelters at the Western Limb operations. Merafe is currently in discussions with Xstrata with regard to its option on the best way for Merafe to participate in this project.

Submissions have been made to the Department of Minerals and Energy for New Order Prospecting and Mining Rights for the Venture. To date, 50% of conversion applications have been granted New Order Mining Rights by the Minister of Minerals and Energy.

Market review
Demand for ferrochrome remained strong in the first half of 2007. Production of stainless steel continues to grow and is anticipated to increase to almost 30 million tonnes for 2007, which is around 5% higher than the record levels reached last year. It is anticipated that the lower production from Western Europe, and to a lesser extent Eastern Europe and the Americas, will be compensated for by further significant production growth in China of around 38% year-on-year to approximately 6,8 million tonnes.

High nickel prices have resulted in numerous stainless steel producers increasing the production of ferritic (higher virgin chrome content) grades and reducing production of the nickel-bearing austenitic grades. This switch away from the nickel-intensive stainless steel has boosted demand for virgin chrome input, as less scrap is available in the lower value ferritic range.

The positive move taken by the Indian government to impose a US$44 per tonne export duty on chrome ore exports, together with the strong consumption of the chrome ore by ferrochrome producers especially in South Africa, has led to higher traded chrome ore prices. The increased cost of imported chrome ore has decreased the cost competitiveness of the Chinese ferrochrome industry which depends entirely on imported ore, and has resulted in Chinese stainless steel producers importing increased quantities of ferrochrome to meet their demand.

The combination of continued stainless melt growth, increased ferritic stainless steel production and strong ferrochrome import demand from China in the first two quarters led to demand for ferrochrome outstripping production, especially in China. This has led to a decrease in ferrochrome stocks and increases in ferrochrome prices, with South African ferrochrome producers operating at near full capacity.

The strong ferrochrome market has resulted in an increase in the ferrochrome base price from 75USc/lb in the first quarter of 2007 to 82USc/lb in the second quarter of 2007. This has been a significant increase from an average base price of about 70USc/lb in 2006.

Merafe Coal
On 21 June 2007, Merafe announced the formation of a 50/50 joint venture with Scharrig Mining Limited called Merafe Coal. Merafe Coal intends to maximise the value of its existing coal resources by mining them while at the same time look for growth opportunities in the coal mining sector. The existing coal resources are expected to be brought to account towards the end of 2008.

Merafe has done business effectively through joint ventures as demonstrated in the past. Merafe looked for a partner in coal and was impressed with the credentials and track record of Scharrig. Management is excited about this venture as it brings a new and complementary commodity and skills into the Merafe stable.

Future prospects
The increase in production of ferritic grades and low nickel-bearing grades, together with continued strong ferrochrome demand from China, bodes well for ferrochrome demand for the remainder of the year. This will compensate for the stainless steel production slow down in the third quarter, caused by a number of stainless steel mills cuts in austenitic output, due to the impact of previous strong nickel prices and very recently, by the decline in nickel prices and its knock-on effect on high nickel-bearing stainless steel prices. A further ferrochrome price increase of 18USc/lb has already been announced for the third quarter resulting in a base price of US$1/lb. Merafe's share of the attributable sales and EBITDA from the Venture for the second half of 2007 is expected to be more than the attributable sales and EBITDA for the first half of 2007.

It is management's primary objective to continue to use cashflows received from the Venture to reduce gearing levels and Merafe still has unredeemed capex in excess of R1 billion.

Chris Molefe
Non-Executive Chairman

Steve Phiri
Chief Executive Officer

Sandton
7 August 2007

Sponsor
Deutsche Bank

Deutsche Bank

Executive Directors: DS Phiri (Chief Executive Officer), Z van der Walt, B McBride, S Elliot
Non-Executive Directors: CK Molefe, (Chairman), L Mogotsi, J Maitisa, M Mthenjane, T Ramantsi, M Mamathuba, A Mahendranath (Company Secretary)
Transfer Secretaries: Link Market Services South Africa (Pty) Limited

MERAFE RESOURCES

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
Registration number: 1987/003452/06
("Merafe" or "the Company")
Share code: MRF ISIN: ZAE 000060000

PROFIT AFTER TAX ⬆ 284%
EARNINGS PER SHARE ⬆ 133%
REVENUE ⬆ 68%
EBITDA ⬆ 62%
NET ASSET VALUE ⬆ 24%

Reviewed results for the year ended 31 December 2006

GROUP ABRIDGED INCOME STATEMENT

	Year ended 31 December 2006 Reviewed R'000	Year ended 31 December 2005 Audited R'000
Revenue	1,030,486	614,562
EBITDA	178,643	110,162
Depreciation	(25,303)	(6,987)
Net financing costs	(9,221)	(29,652)
Profit before taxation	144,119	73,523
Dividends on preference shares	(29,967)	(28,281)
Taxation	46,053	(3,535)
Net profit after tax	160,205	41,707
Earnings per share (cents)	7	3
Headline earnings per share (cents)	7	3
Ordinary shares in issue	2,341,569,564	2,247,157,460
Weighted average shares for the year	2,296,747,099	1,365,438,168

GROUP ABRIDGED BALANCE SHEET

	As at 31 December 2006 Reviewed R'000	As at 31 December 2005 Audited R'000
Assets		
Non-current assets	1,515,884	1,330,840
Options for mineral rights	258	258
Property, plant and equipment	1,465,481	1,330,236
Deferred tax	49,799	-
Investments	346	346
Current assets	612,540	692,500
Inventories	319,356	324,309
Trade and other receivables	273,708	281,449
Bank and cash	19,476	86,742
Total assets	2,128,424	2,023,340
Equity and liabilities		
Capital and reserves	1,117,948	904,868
Issued share capital	23,415	22,475
Share premium	1,142,888	1,091,743
Equity-settled share-based payment	3,300	2,510
Accumulated loss	(51,655)	(211,860)
Non-current liabilities	424,753	232,425
Non-current borrowings	413,799	224,833
Provision for close down and restoration costs	10,954	7,592
Current liabilities	585,723	886,047
Trade and other payables	302,501	585,828
Other provisions	22,708	26,003
Current portion of non-current borrowings	153,371	100,047
Bank overdraft	107,143	174,169
Total equity and liabilities	2,128,424	2,023,340

STATEMENT OF CHANGES IN EQUITY

	Year ended 31 December 2006 Reviewed R'000	Year ended 31 December 2005 Audited R'000
Issued share capital - ordinary shares	23,415	22,475
Balance at the beginning of the year	22,474	12,379
New shares issued during the year	941	10,096
Share premium - ordinary shares	1,142,888	1,091,743
Balance at the beginning of the year	1,091,743	557,035
Premium on new shares issued during the year	51,145	534,708
Equity-settled share-based payment	3,300	2,510
Balance at the beginning of the year	2,510	1,545
Share-based payment	790	965
Accumulated loss	(51,655)	(211,860)
Balance at the beginning of the year	(211,860)	(253,567)
Net profit for the year	160,205	41,707
Fair value reserve	-	-
Balance at the beginning of the year	-	1,637
Movements recognised directly in equity	-	322
Fair value gain on available-for-sale financial instrument matured	-	(1,959)
Balance at end of year	1,117,949	904,868

GROUP ABRIDGED CASH FLOW STATEMENT

	Year ended 31 December 2006 Reviewed R'000	Year ended 31 December 2005 Audited R'000
Cash flows from operating activities	(88,454)	113,535
Interest paid	(39,914)	(60,948)
Interest received	726	3,015
Taxation paid	(3,745)	(3,535)
Cash flows from operating activities	(131,387)	52,067
Cash flows from investing activities	(166,590)	(590,820)
Cash flows from financing activities	297,737	423,239
Net decrease in cash and cash equivalents	(240)	(115,614)
Cash and cash equivalents at the beginning of the year	(87,427)	28,187
Cash and cash equivalents at the end of the year	(87,667)	(87,427)

Basis of preparation
In compliance with the JSE Limited (JSE) Listings Requirements Merafe has prepared its consolidated annual financial statements in accordance with International Financial Reporting Standards (IFRS) for the year ended 31 December 2006. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2005

Review of results
The results of the Company have been reviewed by the Company's auditors, KPMG Inc. as required by the JSE. Their unqualified review report is available for inspection at the Company's registered address

Merafe's income is generated from the Xstrata-Merafe Chrome Venture (the Venture), the market leader in ferrochrome with a total managed capacity of 1.96 million tonnes of ferrochrome per annum

Merafe shared in 17% of the earnings before interest, taxation, depreciation and amortisation (EBITDA) from the Venture for the six months to 30 June 2006. Merafe's share of the EBITDA increased to 20.5% for the six months to 31 December 2006

During the first half of the year, a net loss of R27.6 million was incurred (loss per share of 1 cent) mainly due to weak ferrochrome prices and a strong rand. The second half of the year showed an increase in the ferrochrome price and a weaker rand and operations that had been shut down were re-started resulting in increased production. The net profit after tax during the second half of the year was R188 million (earnings per share of 8 cents) after taking into account the recognition of a deferred tax asset of R49.7 million. In compliance with IAS 12, the Company has raised a deferred tax asset for deductible temporary differences as it is probable that sufficient future taxable income will be generated against which these temporary differences can be utilised. Merafe's attributable saleable production of ferrochrome from the Venture was 239,742 tonnes and the EBITDA includes corporate costs of R22 million

During the last twelve months, R100 million of the redeemable preference shares were redeemed reducing the balance at year-end to R225 million. The Company borrowed an additional R300 million in order to finance the Lion Ferrochrome project

Review of operations
The first quarter of 2006 was characterised by weaker market and pricing conditions. This presented an opportunity for the suspension of production at a total of seven furnaces for varying periods of time for major maintenance and refurbishing. Routine maintenance stoppages also occurred at a number of other furnaces during the winter months. Four furnaces remained closed at the end of 2006 two of which have been returned to production in the first quarter of 2007. The lower production volumes during 2006 reduced the demand for raw materials that allowed for improved availability of quality raw material supplies resulting in improved metallurgical efficiencies in the furnaces particularly in the Western operations

Operating costs were well contained in 2006 despite the cost pressures and standing charges associated with idle capacity together with the impact of the ongoing mining sector inflation. Efficiencies were achieved through more stable reductant prices improved metallurgical performance and sound energy management.

The full commissioning of the Lion Ferrochrome plant in 2007 is expected to have a significant positive impact on average unit operating costs primarily due to increased energy efficiency from the Venture's Premus technology

All the above took place whilst achieving an excellent safety performance meeting all targets and zero fatalities.

The Venture has also been active in its submission to the Department of Minerals and Energy for New Order Prospecting and Mining rights, and for the conversion of Old Order Mining and Prospecting Rights under the Minerals & Petroleum Resources Development Act, 2002. Good progress is being made and the Venture expects the process to be successfully completed during 2007.

Market review
The stainless steel market, which accounts for over 80% of global ferrochrome demand, displayed robust growth in 2006. Global demand for stainless steel is estimated at approximately 28 million tonnes, some 14% higher than the previous year. The stainless steel market experienced particularly strong growth from the second quarter, with most major European, American, Asian and Chinese stainless mills operating at full capacity. China is by some margin the largest stainless steel producing country with stainless melt production of approximately 5.6 million tonnes in 2006 and also remains the most important driver of global demand growth.

In response to strong growth in demand for stainless steel demand for ferrochrome increased by an estimated 10% in 2006, bringing global demand to 6.3 million tonnes. This demand for ferrochrome has however, been slightly negatively affected by the increase in consumption of austenitic stainless scrap (replacing primary chrome units in the market), a trend characteristic of the high nickel pricing environment. Higher nickel prices have also prompted an increase in ferritic stainless steel production, as this stainless does not contain nickel. Most of the chrome units in ferritic production are sourced from virgin ferrochrome which to a degree offsets the weakened demand resulting from increased austenitic scrap usage.

While China has emerged as a significant producer of ferrochrome, it is expected that environmental pressure, limited availability of electricity and reliance on expensive imported ore will restrict further expansions in Chinese ferrochrome production, resulting in increased ferrochrome imports into China. The Chinese government recently halved the import duty on ferrochrome to 1%.

With effect from 1 April 2007, the Indian government plans to impose a $44 per tonne export duty on chrome ore thereby providing a strong disincentive for exports and further increasing the price of ferrochrome production in China. South Africa's Department of Minerals and Energy also plans to gazette new legislation restricting chrome ore exports.

Ferrochrome base prices were under pressure in the first quarter of 2006 with the base price reducing to 63USc/lb. The strong recovery in demand seen from the second quarter of 2006 resulted in price increases to 70USc/lb in the second quarter and 75USc/lb for the three subsequent quarters to the first quarter of 2007. Even though there will be additional ferrochrome units in the market in 2007 (including units from Xstrata-Merafe Lion Ferrochrome), analysts are pointing to rising rather than falling prices in 2007.

Lion Ferrochrome
The Lion Ferrochrome plant was commissioned on schedule and within budget in the third quarter of 2006. The plant's design criteria was met within the first three months of operation, and full commissioning and ramp-up remains on track for completion in the second quarter of 2007. The plant will then be operating at 100% capacity to produce 360 000 tonnes per annum. Growth in global demand for ferrochrome, coupled with the specific quality grades of the Premus technology, will ensure that the product gets absorbed in the market, particularly in China.

Dividend
No ordinary dividend has been declared by the directors of Merafe for the year ended 31 December 2006.

Future prospects
Strong stainless melt production is expected to continue, with China anticipated to further increase stainless production in 2007. The Venture will show increased sales into China in 2007. As a result the momentum gained during 2006 in ferrochrome demand is set to continue into at least the first half of 2007. Longer term stainless steel demand is forecast to grow at approximately 6% per annum which should result in similar growth in global ferrochrome demand.

Merafe will for the first time account for the 20.5% of EBITDA from the Venture for a full 12 months and the 20.5% of the Lion Ferrochrome production in 2007. This, coupled with ferrochrome prices and the Rand/US dollar at their current levels, means that Merafe should show meaningful profits in 2007. Cashflows will continue to be used to reduce gearing levels and Merafe still has unredeemed capex in excess of R1 billion.

Management continues with its efforts towards achieving its diversification strategy. Opportunities have been and will continue to be assessed whilst taking cognisance of the commodity cycles, returns to shareholders and the need to reduce the Company's gearing levels

Chris Molefe
Non-Executive Chairman

Steve Phiri
Chief Executive Officer

Sandton
6 March 2007

Sponsor

ABSA CAPITAL

A division of ABSA Bank Limited
Reg no 1986/004794/06

MRF
MRF
MRF - Merafe - Reviewed Results For The Six Months Ended 30 June 2007
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
Share Code: MRF
ISIN: ZAE 000060000
("Merafe" or "the Company")
REVIEWED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007
REVENUE UP FROM R330 MILLION TO R730 MILLION
EBITDA UP FROM R4 MILLION TO R183 MILLION
EARNINGS PER SHARE UP FROM (1) CENT TO 4 CENTS
GROUP CONDENSED INCOME STATEMENT

R`000	6 months ended 30 June 2007 Reviewed R`000	6 months ended 30 June 2006 Unaudited
Revenue	729 833	330 293
EBITDA	183 348	4 008
Depreciation	(18 001)	(10 851)
Net financing costs	(31 317)	(18 991)
Profit/(loss) before taxation	134 030	(25 834)
Normal taxation	(164)	-
Deferred taxation	(42 631)	-
Secondary taxation on companies	(1 388)	(1 970)
Profit/(loss) for the period	89 847	(27 804)
Earnings/(loss) per share (cents)	4	(1)
Diluted earnings/(loss) per share (cents)	4	(1)
Ordinary shares in issue	2 386 479 739	2 339 241 009
Weighted average number of shares for the period	2 351 095 379	2 251 861 364

GROUP CONDENSED BALANCE SHEET

R`000	As at 30 June 2007 Reviewed R`000	As at 31 December 2006 Audited
Assets		
Non-current assets	1 508 169	1 494 910
Property, plant and equipment	1 508 169	1 465 739
Deferred tax asset	-	28 825
Investments	-	346
Current assets	712 291	612 540
Inventories	406 513	319 356
Trade and other receivables	296 670	273 708
Bank and cash	9 108	19 476
Total assets	2 220 460	2 107 450
Equity and liabilities		
Capital and reserves	1 207 726	1 105 989
Issued share capital	23 865	23 416
Share premium	1 162 993	1 142 887
Equity-settled share-based payment	3 738	3 300
Non-distributable reserve	-	9 103
Accumulated profit/(loss)	17 130	(72 717)
Non-current liabilities	330 745	424 753
Non-current borrowings	293 098	413 799
Deferred tax liability	13 806	-
Provision for close-down and restoration	23 841	10 954
Current liabilities	681 989	576 708
Trade and other payables	357 343	316 194
Current portion of non-current borrowings	149 929	153 371
Bank overdraft	174 717	107 143
Total equity and liabilities	2 220 460	2 107 450

GROUP CONDENSED STATEMENT OF CHANGES IN EQUITY

	6 months ended 30 June 2007 Reviewed R`000	6 months ended 30 June 2006 Unaudited R`000
Issued share capital	23 865	23 393
Balance at beginning of the period	23 416	22 475
New shares issued during the period	449	918
Share premium	1 162 993	1 142 001
Balance at the beginning of the period	1 142 887	1 091 743
Premium on new shares issued during the period	20 106	50 258
Equity-settled share-based payment	3 738	2 992

Balance at the beginning of the period	3 300	2 510
Share-based payment	438	482
Accumulated loss	17 130	(239 664)
Balance at the beginning of the period	(72 717)	(211 860)
Net profit/(loss) for the period	89 847	(27 804)
Non-distributable reserve	-	-
Balance at the beginning of the period	9 103	-
Downstream project	(9 103)	-
	1 207 726	928 722

GROUP CONDENSED CASH FLOW STATEMENT

	6 months ended 30 June 2007 Reviewed	6 months ended 30 June 2006 Unaudited
R`000 R`000		
Net profit/(loss) before tax for the period	134 030	(25 834)
Interest paid	31 604	19 543
Interest received	(287)	(552)
Depreciation	18 001	10 851
Adjusted for non-cash items	17 634	482
Adjusted for working capital changes	(73 264)	(332 419)
Cash flows from operating activities	127 718	(327 929)
Interest paid	(31 604)	(19 543)
Interest received	287	552
Taxation paid	(1 567)	-
Cash flows from operating activities	94 834	(346 920)
Cash flows from investing activities	(60 085)	(90 695)
Investment matured	346	-
Acquisition of property, plant and equipment	(60 431)	(90 695)
Cash flows from financing activities	(112 691)	380 369
Proceeds from issue of shares	11 452	51 176
Loans raised during the year	-	376 046
Repayment of non-current borrowings	(124 143)	(46 853)
Net decrease in cash and cash equivalents	(77 942)	(57 246)
Cash and cash equivalents at the beginning of the year	(87 667)	(87 427)
Cash and cash equivalents at the end of the year	(165 609)	(144 673)

COMMENTARY

Basis of preparation

In compliance with the JSE Limited Listings Requirements, Merafe has prepared its Group financial statements for the six months ended 30 June 2007 in accordance with International Financial Reporting Standards (IFRS). The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2006.

Review of results

The results of the Group have been reviewed by the Group`s auditors, KPMG Inc. Their unqualified review report is available for inspection at the Company`s registered address.

Merafe`s income is generated from the Xstrata-Merafe Chrome Venture (the Venture), the market leader in ferrochrome, with a total managed capacity of 1,96 million tonnes of ferrochrome production per annum. Merafe shares in 20,5% of the earnings before interest, taxation, depreciation and amortisation (EBITDA) from the Venture.

In the comparative six month period, Merafe recorded a net loss of R27,8 million, mainly due to weak ferrochrome prices and a strong Rand. The first half of 2007 showed an increase in the ferrochrome price, a comparatively weaker Rand and some operations that had been temporarily shut down were re-started, resulting in increased production. Merafe`s share of EBITDA from the Venture for the six month period ended 30 June 2007 was R197,1 million from attributable saleable ferrochrome production of 139 000 tonnes (30 June 2006: 85 000 tonnes). After accounting for corporate costs of R13,4 million and a share-based payment expense of R0,4 million, the Group`s EBITDA was R183,3 million. The net profit after tax for the first half of 2007 is R89,8 million after taking into account a deferred tax expense of R42,6 million.

The deferred tax expense of R42,6 million was mainly attributable to the taxable income generated by the Group, which is offset against unredeemed capital expenditure.

Merafe has repaid R160,0 million of its borrowings since 31 December 2006 through cash flows generated by operating activities and an active reduction in its accounts receivable days. The balances remaining at 30 June 2007 are R165,0 million in respect of preference shares, R277,5 million in respect of the loan for the Lion Ferrochrome plant and R147,0 million owing to Xstrata, included in trade and other payables.

Review of operations

Global demand for ferrochrome remained strong in the first half of 2007 resulting in increased prices for ferrochrome despite the fact that new capacity was brought on-stream from Lion Ferrochrome and other local producers.

The strong demand for ferrochrome necessitated the resumption of operations at five out of the seven furnaces that were closed during 2006. The two furnaces (Wonderkop 5 & 6) that remain closed are expected to return to operation during the second half of 2007.

Despite the negative effect of ongoing mining sector inflation, increased production volumes positively impacted fixed cost structures but inevitably had an adverse effect on variable costs. The higher level of production precipitated the use of more power at elevated winter tariff structures, increased consumption of imported coke and the purchasing of additional lumpy ore at a premium. Due to the significant energy requirements of ferrochrome production, the Venture is participating in the demand market programme of Eskom, assisting Eskom to manage demand on the national grid whilst achieving a financial benefit for the Venture.

To meet increased demand from the smelters, chrome ore production will be increased at Thorncliffe, Helena and Waterval mines and opencast reserves at Boshoek are being developed. The new UG2 chrome ore recovery plant at Eastern Platinum Mine has been commissioned and is producing at design capacity, providing a further low cost source of chrome ore.

The Lion Ferrochrome plant experienced some commissioning problems accompanied by adverse consequential operating conditions which caused delays in the planned ramp-up schedule. Additional engineering and operational staff were allocated to the operation to mitigate the impact and as a result the plant recovered some lost production time. The plant is expected to reach its design capacity of 360 000 tonnes per annum during the fourth quarter of 2007. The metal recovery plant was commissioned at the end of June 2007, which will increase production during the second half of the year.

The commissioning of Bokamoso, an R800 million 1,2 mtpa pelletising and sintering plant, has commenced. Full commissioning of this plant will provide additional agglomeration capacity to enable all fine ore produced by the Venture's mines, together with purchased UG2 chrome ore (a by-product of platinum production) to be agglomerated and consumed by the smelters at the Western Limb operations. Merafe is currently in discussions with Xstrata with regard to its option on the best way for Merafe to participate in this project.

Submissions have been made to the Department of Minerals and Energy for New Order Prospecting and Mining Rights for the Venture. To date, 50% of conversion applications have been granted New Order Mining Rights by the Minister of Minerals and Energy.

Market review

Demand for ferrochrome remained strong in the first half of 2007. Production of stainless steel continues to grow and is anticipated to increase to almost 30 million tonnes for 2007, which is around 5% higher than the record levels reached last year. It is anticipated that the lower production from Western Europe, and to a lesser extent Eastern Europe and the Americas, will be compensated for by further significant production growth in China of around 38% year-on-year to approximately 6,8 million tonnes.

High nickel prices have resulted in numerous stainless steel producers increasing the production of ferritic (higher virgin chrome content) grades and reducing production of the nickel-bearing austenitic grades. This switch away from the nickel-intensive stainless steel has boosted demand for virgin chrome input, as less scrap is available in the lower value ferritic range.

The positive move taken by the Indian government to impose a US$44 per tonne export duty on chrome ore exports, together with the strong consumption of the chrome ore by ferrochrome producers especially in South Africa, has led to higher traded chrome ore prices. The increased cost of imported chrome ore has decreased the cost competitiveness of the Chinese ferrochrome industry which depends entirely on imported ore, and has resulted in Chinese stainless steel producers importing increased quantities of ferrochrome to meet their demand.

The combination of continued stainless melt growth, increased ferritic stainless steel production and strong ferrochrome import demand from China in the first two quarters led to demand for ferrochrome outstripping production, especially in China. This has led to a decrease in ferrochrome stocks and increases in ferrochrome prices, with South African ferrochrome producers operating at near full capacity.

The strong ferrochrome market has resulted in an increase in the ferrochrome base price from 75USc/lb in the first quarter of 2007 to 82USc/lb in the second quarter of 2007. This has been a significant increase from an average base price of about 70USc/lb in 2006.

Merafe Coal

On 21 June 2007, Merafe announced the formation of a 50/50 joint venture with Scharrig Mining Limited called Merafe Coal. Merafe Coal intends to maximise the value of its existing coal resources by mining them while at the same time look for growth opportunities in the coal mining sector. The existing coal resources are expected to be brought to account towards the end of 2008.

Merafe has done business effectively through joint ventures as demonstrated in the past. Merafe looked for a partner in coal and was impressed with the credentials and track record of Scharrig. Management is excited about this venture as it brings a new and complementary commodity and skills into the

Merafe stable.
Future prospects
The increase in production of ferritic grades and low nickel-bearing grades, together with continued strong ferrochrome demand from China, bodes well for ferrochrome demand for the remainder of the year. This will compensate for the stainless steel production slow down in the third quarter, caused by a number of stainless steel mills cuts in austenitic output, due to the impact of previous strong nickel prices and very recently, by the decline in nickel prices and its knock-on effect on high nickel-bearing stainless steel prices. A further ferrochrome price increase of 18USc/lb has already been announced for the third quarter resulting in a base price of US$1/lb. Merafe`s share of the attributable sales and EBITDA from the Venture for the second half of 2007 is expected to be more than the attributable sales and EBITDA for the first half of 2007.
It is management`s primary objective to continue to use cashflows received from the Venture to reduce gearing levels and Merafe still has unredeemed capex in excess of R1 billion.

Chris Molefe	Steve Phiri
Non-Executive Chairman	Chief Executive Officer

Sandton
7 August 2007
Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Executive Directors: DS Phiri (Chief Executive Officer), Z van der Walt, B McBride, S Elliot
Non-Executive Directors: CK Molefe, (Chairman), L Mogotsi, J Matlala, M Mthenjane, T Ramantsi, M Mamathuba, A Mahendranath (Company Secretary)
Transfer Secretaries: Link Market Services South Africa (Pty) Limited
Date: 07/08/2007 07:30:03 Produced by the JSE SENS Department.

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MRF
MRF
MRF - Merafe Resources Limited - Results of Annual General Meeting
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1987/003452/06)
JSE share code: MRF
ISIN: ZAE000060000
("the Company")
Results of Annual General Meeting
Shareholders are advised that all of the special and ordinary resolutions proposed in the Notice to Shareholders, dated 29 June 2007, were passed by the requisite majority at the annual general meeting of the Company held at 11:00 on Thursday, 26 July 2007.
It was decided that Ordinary Resolution Number 1 - Control of authorised but unissued shares be limited to 10% of the authorised but unissued share capital of the Company.
The special resolutions will be lodged with the Registrar of Companies for registration.
Sandton
26 July 2007
Sponsor
Deutsche Securities (SA) (Proprietary) Limited
Date: 26/07/2007 15:59:07 Produced by the JSE SENS Department.

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MRF
MRF
MRF - Merafe Resources Limited - Trading Statement
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
Share Code: MRF ISIN: ZAE000060000
("Merafe" or "the Company")
Trading Statement
In terms of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the current reporting period will differ by at least 20% from those of the prior comparative period.
Shareholders are advised that:
In the prior comparative period, Merafe recorded a net loss of R28 million for the six months ended 30 June 2006 resulting in a net loss per share and headline loss per share of 1.2 cents.
Merafe`s share of EBITDA from the Xstrata-Merafe Chrome Venture for the six month period ending 30 June 2007 is expected to be between R190 million and R200 million from attributable saleable production of 139,000 tonnes of ferrochrome.
After accounting for corporate costs, interest and depreciation, Merafe expects to make a net profit before tax for the six month period ending 30 June 2007 of between R130 million and R140 million.
After accounting for a deferred tax expense of R45 million, Merafe expects to make a net profit after tax for the six month period ending 30 June 2007 of between R85 million and R95 million resulting in earnings per share and headline earnings per share of between 3.6 and 4.0 cents for the six month period ending 30 June 2007.
Long-term borrowings are expected to reduce by R160 million at 30 June 2007 from 31 December 2006.
Due to the ramp-up of production at the Lion Ferrochrome smelter, Merafe`s share of attributable sales for the next six months to 31 December 2007 are expected to be more than the attributable sales recorded for the six months ending 30 June 2007.
Shareholders are advised that the above information has not been reviewed or reported on by Merafe`s auditors. The results for the six months ended 30 June 2007 are expected to be released on SENS on or about 7 August 2007.
Sandton
12 July 2007
Date: 12/07/2007 17:15:01 Produced by the JSE SENS Department.

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MRF SCN
MRF SCN
SCN / MRF - Scharrig Mining / Merafe Resources - Joint venture in coal

Joint Announcement: Scharrig Mining (SCN) and Merafe Resources (MRF)

SCHARRIG MINING LIMITED
Incorporated in the Republic of South Africa
Registration number 1992/001973/06
Share code: SCN ISIN code: ZAE000006474
("Schamin" or "the Company")

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1987/003452/06)
Share code: MRF
ISIN: ZAE000060000
("Merafe" or "the Company")

SCHARRIG MINING AND MERAFE RESOURCES ANNOUNCE JOINT VENTURE IN COAL

JSE listed companies, Scharrig Mining (Scharrig) a mining services company and Merafe Resources (Merafe) a major BEE ferrochrome producer, are pleased to announce the formation of a 50/50 joint venture called Merafe Coal. The transaction, based on the maximization of the combined value of their respective existing coal resources in Mpumalanga, will provide the platform for future growth opportunities in the sector. Merafe Coal will be focused on coal mining and related services.

Commenting on the joint venture, Steve Phiri, Merafe CEO, said that; "We do business effectively through joint ventures as we`ve demonstrated in the past. We looked for a partner in coal and we were impressed with the credentials and track record of Scharrig. We are excited about this venture as it brings a new and complimentary commodity and skills into our stable."

Scharrig Chief Operating Officer Robin Berry commented: "We are pleased to announce this joint venture building on our core strength in coal and in line with our strategy to broaden our range of services and our client base. We are looking forward to a strong working relationship with Merafe."

21 June 2007
Sponsor: Sansara Financial Services (Pty) Limited
Date: 21/06/2007 08:12:21 Produced by the JSE SENS Department.

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MRF
MRF
MRF - Merafe- Restated audited results for the year ended 31 December 2007
Merafe Resources Limited
Incorporated in the Republic of South Africa)
Registration number: 1987/003452/06
("Merafe" or "the company")
Share code: MRF   ISIN: ZAE000060000

RESTATED AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

Merafe announced on SENS yesterday, 19 June 2007, that the annual financial statements for the twelve months ended 31 December 2006 will be distributed to shareholders on Friday, 29 June 2007 and listed the individual modifications that were made to the reviewed results for the same period. Merafe is required to publish the audited results at 31 December 2006 in full, which incorporate those modifications.

Group Abridged Income Statements

	Year ended 31 December 2006 Audited R`000	Year ended 31 December 2005 Audited R`000
Revenue	1,030,486	614,562
EBITDA	178,643	110,162
Depreciation	(25,303)	(6,987)
Net financing costs	(9,221)	(29,652)
Profit before taxation	144,119	73,523
Dividends on preference shares	(29,967)	(28,281)
Taxation	24,991	(3,535)
Net profit after tax	139,143	41,707
Earnings per share (cents)	6	3
Headline earnings per share (cents)	6	3
Ordinary shares in Issue	2,341,569,564	2,247,157,460
Weighted average shares for the year	2,296,747,099	1,365,455,520

Group Abridged Balance Sheets

	As at 31 December Audited R`000	As at 31 December 2005 Audited R`000
Assets		
Non-current assets	1,494,910	1,330,840
Options for mineral Rights	0	258
Property, plant and Equipment	1,465,739	1,330,236
Deferred tax	28,825	-
Investments	346	346
Current assets	612,540	692,500
Inventories	319,356	324,309
Trade and other Receivables	273,708	281,449.
Bank and cash	19,476	86,742
Total assets	2,107,450	2,023,340
Equity and liabilities		
Capital and reserves	1,105,989	904,868
Issued share capital	23,416	22,475
Share premium	1,142,887	1,091,743
Equity-settled share-based payment	3,300	2,510
Non-distributable Reserve	9,103	-
Accumulated loss	(72,717)	(211,860)
Non-current Liabilities	424,753	232,425
Non-current borrowings	413,799	224,833
Provision for close down and restoration costs	10,954	7,592
Current liabilities	576,708	886,047
Trade and other Payables	316,194	611,831
Other provisions		
Current portion of non -current borrowings	153,371	100,047
Bank overdraft	107,143	174,169
Total equity and Liabilities	2,107,450	2,023,340

Statements of changes in equity

	Year ended 31 December 2006 Audited R`000	Year ended 31 December 2005 Audited R`000
Issued share capital -	23,416	22,475

ordinary shares		
Balance at the beginning of the year	22,475	12,379
New shares issued during the year	941	10,096
Share premium - ordinary shares	1,142,887	1,091,743
Balance at the beginning of the year	1,091,743	557,035
Premium on new shares issued during the year	51,144	534,708
Equity-settled share-based payments	3,300	2,510
Balance at the beginning of the year	2,510	1,545
Share-based payments	790	965
Accumulated loss	(72,717)	(211,860)
Balance at the beginning of the year	(211,860)	(253,567)
Net profit/(loss) for the year	139,143	41,707
Non-distributable Reserve	9,103	-
Balance at the beginning of the year	-	-
Downstream project	9,103	-
Balance at end of year	1,105,989	904,868

Group Abridged Cash Flow Statements

Year ended Year ended	31 December 2006 Audited R`000	31 December 2005 Audited R`000
Cash flows from operating activities	(85,091)	113,535
Interest paid	(39,915)	(60,948)
Interest received	726	3,015
Taxation paid	(3,746)	(3,535)
Cash flows from operating activities	(128,026)	52,067
Cash flows from investing activities	(166,589)	(590,920)
Cash flows from financing activities	294,375	423,239
Net decrease in cash and cash equivalents	(240)	(115,614)
Cash and cash equivalents at the beginning of the year	(87,427)	28,187
Cash and cash equivalents at the end of the year	(87,667)	(87,427)

Basis of preparation

In compliance with the JSE Limited Listings Requirements, Merafe has prepared its consolidated annual financial statements in accordance with International Financial Reporting Standards (IFRS) for the year ended 31 December 2006. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2005.

Modification

The results for the year ended 31 December 2006 were audited by KPMG Inc. and their audit report is available for inspection at the Company`s registered office.

The major change announced on SENS yesterday, relates to the raising of a deferred tax asset whilst the other changes were balance sheet reclassification changes and had no effect on reported cash flows or net profit after tax.

In terms of Merafe`s 31 December 2006 reviewed results (reviewed by the Company`s auditors, KPMG Inc.) published on 6 March 2007, shareholders were informed that in compliance with IAS 12, Merafe had raised a deferred tax asset of R49.799 million. This decision was taken based on advice from the Company`s auditors.

Following the final review of the audited annual financial statements, the Company`s auditors have now advised differently. The different advice relates to the calculation of the deferred tax asset which is reduced by R21.062 million, from R49.799 million to R28.737 million. This change has no effect on Merafe`s profit before taxation or reported cash flows, however, the change has reduced the net profit after taxation by R21.062 million from R160.205 million to R139.143 million and has reduced the earnings per share and headline earnings per share by 1 cent from 7 cents to 6 cents per share for the year ended 31 December 2006.

Chris Molefe — Non-Executive Chairman
Steve Phiri — Chief Executive Officer

Sandton
20 June 2007
Sponsor
ABSA Capital - A division of ABSA Bank Limited (Reg no 1986/004794/06)
Date: 20/06/2007 17:22:16 Produced by the JSE SENS Department.

MRF
MRF
MRF - Merafe- Modifications to the audited results at 31 December 2006 and notice of Annual General Meeting
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1987/003452/06)
Share code: MRF
ISIN: ZAE000060000
("Merafe" or "the Company")

MODIFICATIONS TO THE AUDITED RESULTS AT 31 DECEMBER 2006 AND NOTICE OF ANNUAL GENERAL MEETING

AUDITED RESULTS

With regard to the audited results for the twelve months ended 31 December 2006, shareholders are advised that the annual financial statements will be distributed to shareholders on Friday, 29 June 2007 and will contain the following modifications to the reviewed results, which were released on SENS on Tuesday, 6 March 2007. The annual financial statements were audited by KPMG Inc. Their audit report is available for inspection at the Company's registered office.

	Audited annual financial statements	Reviewed results published on SENS
	R'000	R'000
INCOME STATEMENT		
Income tax income / (expense)	24,991	46,053
Net profit after tax	139,143	160,205
Earnings per share (cents)	6	7
Headline earnings per share (cents)	6	7

Comment: In terms of Merafe's 31 December 2006 reviewed results (reviewed by the Company's auditors, KPMG Inc.) published on 6 March 2007, shareholders were informed that in compliance with IAS 12, Merafe had raised a deferred tax asset of R49.799 million for deductible temporary differences as it is probable that sufficient future taxable income will be generated against which these temporary differences can be utilised. This decision was taken based on advice from the Company's auditors.

Following the final review of the audited annual financial statements, the Company's auditors have now advised differently. The different advice relates to the calculation of the deferred tax asset and does not reflect on the ability of the Company to generate future taxable income against which the deferred tax asset will be recovered. The effect of this is that the deferred asset raised is reduced by R21.062 million, from R49.799 million to R28.737 million. This change has no effect on Merafe's profit before taxation or reported cash flows, however, the change has reduced the net profit after taxation by R21.062 million from R160.205 million to R139.143 million and has reduced the earnings per share and headline earnings per share by 1 cent from 7 cents to 6 cents per share for the year ended 31 December 2006.

BALANCE SHEET

Options for mineral rights	0	258
Property, plant and equipment	1,465,739	1,465,481
Total	1,465,739	1,465,739

Comment: A new order prospecting right has been issued in respect of these options. R258,000 has therefore been reclassified as mineral rights and transferred to property, plant and equipment.

Deferred tax	28,825	49,799

Comment: The value of the deferred tax asset raised was reduced by R21.062 million and normal tax payable of R88 000 has been reallocated to trade payables.

Accumulated loss	(72,717)	(51,655)

Comment: The value of the deferred tax asset raised was reduced by R21.062 million

Trade and other payables	316,194	302,501
Provisions	-	22,708
Non-distributable reserve	9,103	-
Total	325,297	325,209

Comment: The Downstream payment of R9 103 000 has been reallocated to a non-distributable reserve and a tax payable of R88 000 has been reallocated to trade and other payables. Provisions of 22.708 million have been reallocated to trade and other payables as they are considered to be accruals.

STATEMENT OF CHANGES IN EQUITY

Accumulated loss	(72,717)	(51,655)

Comment: The value of the deferred tax asset raised was reduced by R21.062 million.

CASH FLOW STATEMENT

Cash flows from operating activities	(85,091)	(88,453)
Cash flows from operating activities	(128,026)	(131,388)
Cash flows from financing activities	294,375	297,737

Comment: Movement in the provision for closure and restoration of R3.362 million was reallocated from cash flows from financing activities to cash flows from operating activities.

The Company will release an abridged results announcement, incorporating the modifications above, on SENS tomorrow, 20 June 2007.

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the 20th annual general meeting of Merafe's shareholders will be held at the registered office of the Company, First Floor,

Block B, 68 Wierda Road East; Wierda Valley on Thursday, 26 July 2007 at 11:00
to transact the business as stated in the annual general meeting notice forming
part of the annual financial statements.
Sandton
19 June 2007
Sponsor
Absa Capital - A division of Absa Bank Limited
Date: 19/06/2007 17:14:01 Produced by the JSE SENS Department.

MRF
MRF
MRF - Merafe Resources Limited - Appointment to Board of Directors
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
Share Code: MRF
ISIN: ZAE000060000
("Merafe")
APPOINTMENT TO BOARD OF DIRECTORS
In compliance with Section 3.59 of the Listings Requirements of the JSE Limited, shareholders are advised that Ms Meryl Mamathuba has been appointed as non-executive director to Merafe with immediate effect. Ms Mamathuba has been nominated by the Industrial Development Corporation of South Africa ("IDC") as the replacement representative for Mr Qinisani Mbatha, who resigned from the IDC and in accordance with IDC policy, resigned from the board of Merafe.
Sandton
05 June 2007
Sponsor
ABSA Capital, a division of ABSA Bank Limited
(Reg. No. 1986/004794/06)
Date: 05/06/2007 10:07:11 Produced by the JSE SENS Department.

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MRF
MRF
MRF - Merafe Resources Limited - Dealing in securities by a Director
MERAFE RESOURCES LIMITED(Incorporated in the Republic of South Africa)(Registration number 1987/003452/06) Share Code: MRF & ISIN: ZAE000060000
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, the following information is disclosed:
Director : Zed van der Walt Company
: Merafe Resources Limited Date of transaction : 28 March 2007
Nature of transaction : Exercise of share options and sale of shares
Class of securities : Ordinary shares Number of securities
: 3 434 098 shares Strike price : 45 cents per share
Average sale price : 134 cents per share
Total value of transactions : R 4 587 270.87
Nature of interest : Direct beneficial Clearance obtained
: Yes
Sandton 30 March 2007
Sponsor ABSA Capital
Date: 30/03/2007 09:08:56 Produced by the JSE SENS Department.

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MRF
MRF
MRF - Merafe Resources Limited - Resignation from Board of Directors
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
("Merafe")
Share Code: MRF
ISIN: ZAE000060000
RESIGNATION FROM BOARD OF DIRECTORS
In compliance with Section 3.59 of the Listings Requirements of the JSE Limited, shareholders are advised that Mr Qinisani Mbatha, a non-executive director, who was the representative of the Industrial Development Corporation of South Africa Limited ("IDC") on the board of directors of Merafe ("the board"), has resigned with immediate effect, as a result of him resigning from the IDC. The IDC will nominate a replacement representative of the IDC to the board in due course.
Sandton
19 March 2007
Sponsor
ABSA Capital
A division of ABSA Bank Limited
(Reg. No. 1986/004794/06)
Date: 19/03/2007 11:02:06 Produced by the JSE SENS Department.

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MRF
MRF
MRF - Merafe Resources Limited - Dealing In Securities By Directors
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06
Share Code: MRF & ISIN NO: ZAE000060000
DEALING IN SECURITIES BY DIRECTORS
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Limited, the following information is disclosed:

Director	:	Zed van der Walt
Company	:	Merafe Resources Limited
Date of transaction	:	7 March 2007
Nature of transaction	:	Exercise of share options and sale of shares
Class of securities	:	Ordinary shares
Number of securities	:	6 600 000 shares
Average strike price	:	44 cents per share
Sale price	:	100 cents per share
Total value of transactions	:	R 6 600 000.00
Nature of interest	:	Direct beneficial
Clearance obtained	:	Yes
Director	:	Bruce Mcbride
Company	:	Merafe Resources Limited
Date of transaction	:	7 March 2007
Nature of transaction	:	Exercise of options and sale of shares
Class of securities	:	Ordinary shares
Number of securities	:	3 300 000 shares
Average strike price	:	44 cents per share
Sale price	:	100 cents per share
Total value of transactions	:	R 3 300 000
Nature of interest	:	Direct beneficial
Clearance obtained	:	Yes

Sandton
8 March 2007
Sponsor
ABSA Capital
Date: 09/03/2007 07:31:01 Produced by the JSE SENS Department.

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MRF - Merafe - Appointment To Board Of Directors **9 Mar 2007**

MRF
MRF
MRF - Merafe - Appointment To Board Of Directors
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
("Merafe")
Share Code: MRF
ISIN: ZAE000060000
APPOINTMENT TO BOARD OF DIRECTORS
In compliance with Section 3.59 of the Listings Requirements of the JSE Limited, shareholders are advised that Mr Mzila Isaac Mthenjane, a nominee of the Royal Bafokeng Holdings (Pty) Ltd ("RBH") who holds 31% of Merafe shares, has been appointed to the board of directors of Merafe ("the board") with immediate effect. Mr Mthenjane is presently the Manager: Investments at RBH. Prior to joining RBH, Mr Mthenjane, a mining engineer by profession, was employed by Deutsche Securites in the corporate finance division.
Sandton
8 March 2007
Sponsor
ABSA Capital, a division of ABSA Bank Limited
(Reg. No. 1986/004794/06)
Date: 09/03/2007 07:30:01 Produced by the JSE SENS Department.

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MRF
MRF
MRF - Merafe - Reviewed results for the 12 months ended 31 December 2006

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
Registration number: 1987/003452/06
("Merafe" or "the company")
Share code: MRF ISIN: ZAE000060000

Reviewed results for the year ended 31 December 2006
Due to a technical error a number of lines of text were omitted from the previous results. This announcement supersedes the announcement released earlier today.

Group highlights
Profit after tax up 284%
Earning per share up 133%
Revenue up 68%
EBITDA up 62%
Net asset value up 24%

Group Abridged Income Statement

	Year ended 31 December 2006 Reviewed R`000	Year ended 31 December 2005 Audited R`000
Revenue	1,030,486	614,562
EBITDA	178,643	110,162
Depreciation	(25,303)	(6,987)
Net financing costs	(9,221)	(29,652)
Profit before taxation	144,119	73,523
Dividends on preference shares	(29,967)	(28,281)
Taxation	46,053	(3,535
Net profit after tax	160,205	41,707
Earnings per share (cents)	7	3
Headline earnings per share (cents)	7	3
Ordinary shares in issue	2,341,569,564	2,247,157,460
	2,296,747,099	1,365,438,168

Group Abridged Balance Sheet

	As at 31 December 2006 Reviewed R`000	As at 31 December 2005 Audited R`000
Assets		
Non-current assets	1,515,884	1,330,840
Options for mineral rights	258	258
Property, plant and equipment	1,465,481	1,330,236
Deferred tax	49,799	-
Investments	346	346
Current assets	612,540	692,500
Inventories	319,356	324,309
Trade and other receivables	273,708	281,449
Bank and cash	19,476	86,742
Total assets	2,128,424	2,023,340
Equity and liabilities		
Capital and reserves	1,117,948	904,868
Issued share capital	23,415	22,475
Share premium	1,142,888	1,091,743
Equity-settled share-based payment	3,300	2,510
Accumulated loss	(51,655)	(211,860)
Non-current liabilities	424,753	232,425
Non-current borrowings	413,799	224,833
Provision for close down and restoration costs	10,954	7,592
Current liabilities	585,723	886,047

Trade and other payables	302,501	585,828
Other provisions	22,708	26,003
Current portion of non-current borrowings	153,371	100,047
Bank overdraft	107,143	174,169
Total equity and liabilities	2,128,424	2,023,340

Statement of changes in equity

	Year ended 31 December 2006 Reviewed R`000	Year ended 31 December 2005 Audited R`000
Issued share capital - ordinary shares	23,415	22,475
Balance at the beginning of the year	22,474	12,379
New shares issued during the year	941	10,096
Share premium - ordinary shares	1,142,888	1,091,743
Balance at the beginning of the year	1,091,743	557,035
Premium on new shares issued during the year	51,145	534,708
Equity-settled share-based payment	3,300	2,510
Balance at the beginning of the year	2,510	1,545
Share-based payment	790	965
Accumulated loss	(51,655)	(211,860)
Balance at the beginning of the year	(211,860)	(253,567)
Net profit for the year	160,205	41,707
Fair value reserve	-	-
Balance at the beginning of the year	-	1,637
Movements recognised directly in equity	-	322
Fair value gain on available-for-sale financial instrument matured	-	(1,959)
Balance at end of year	1,117,948	904,868

Group Abridged Cash Flow Statement

	Year ended 31 December 2006 Reviewed R`000	Year ended 31 December 2005 Audited R`000
Cash flows from operating activities	(88,454)	113,535
Interest paid	(39,914)	(60,948)
Interest received	726	3,015
Taxation paid	(3,745)	(3,535)
Cash flows from operating activities	(131,387)	52,067
Cash flows from investing activities	(166,590)	(590,920)
Cash flows from financing activities	297,737	423,239
Net decrease in cash and cash equivalents	(240)	(115,614)
Cash and cash equivalents at the beginning of the year	(87,427)	28,187
Cash and cash equivalents at the end of the year	(87,667)	(87,427)

Basis of preparation

In compliance with the JSE Limited (JSE) Listings Requirements, Merafe has prepared its consolidated annual financial statements in accordance with International Financial Reporting Standards (IFRS) for the year ended 31 December 2006. The accounting policies adopted are consistent with those

applied in the annual financial statements for the year ended 31 December 2005.

Review of results

The results of the Company have been reviewed by the Company`s auditors, KPMG Inc, as required by the JSE. Their unqualified review report is available for inspection at the Company`s registered address.

Merafe`s income is generated from the Xstrata-Merafe Chrome Venture (the Venture), the market leader in ferrochrome with a total managed capacity of 1.96 million tonnes of ferrochrome per annum.

Merafe shared in 17% of the earnings before interest, taxation, depreciation and amortisation (EBITDA) from the Venture for the six months to 30 June 2006. Merafe`s share of the EBITDA increased to 20.5% for the six months to 31 December 2006.

During the first half of the year, a net loss of R27,8 million was incurred (loss per share of 1 cent), mainly due to weak ferrochrome prices and a strong rand. The second half of the year showed an increase in the ferrochrome price and a weaker rand and operations that had been shut down were restarted, resulting in increased production. The net profit after tax during the second half of the year was R188 million (earnings per share of 8 cents) after taking into account the recognition of a deferred tax asset of R49,7 million. In compliance with IAS 12, the Company has raised a deferred tax asset for deductible temporary differences as it is probable that sufficient future taxable income will be generated against which these temporary differences can be utilised. Merafe`s attributable saleable production of ferrochrome from the Venture was 239,742 tonnes and the EBITDA includes corporate costs of R22 million.

During the last twelve months, R100 million of the redeemable preference shares were redeemed, reducing the balance at year-end to R225 million. The Company borrowed an additional R300 million in order to finance the Lion Ferrochrome project.

Review of operations

The first quarter of 2006 was characterised by weaker market and pricing conditions. This presented an opportunity for the suspension of production at a total of seven furnaces for varying periods of time for major maintenance and refurbishing. Routine maintenance stoppages also occurred at a number of other furnaces during the winter months. Four furnaces remained closed at the end of 2006, two of which have been returned to production in the first quarter of 2007. The lower production volumes during 2006 reduced the demand for raw materials that allowed for improved availability of quality raw material supplies, resulting in improved metallurgical efficiencies in the furnaces, particularly in the Western operations.

Operating costs were well contained in 2006 despite the cost pressures and standing charges associated with idle capacity together with the impact of the ongoing mining sector inflation. Efficiencies were achieved through more stable reductant prices, improved metallurgical performance and sound energy management.

The full commissioning of the Lion Ferrochrome plant in 2007 is expected to have a significant positive impact on average unit operating costs, primarily due to increased energy efficiency from the Venture`s Premus technology.

All the above took place whilst achieving an excellent safety performance meeting all targets and zero fatalities.

The Venture has also been active in its submission to the Department of Minerals and Energy for New Order Prospecting and Mining rights, and for the conversion of Old Order Mining and Prospecting Rights under the Minerals & Petroleum Resources Development Act, 2002. Good progress is being made and the Venture expects the process to be successfully completed during 2007.

Market review

The stainless steel market, which accounts for over 80% of global ferrochrome demand, displayed robust growth in 2006. Global demand for stainless steel is estimated at approximately 28 million tonnes, some 14% higher than the previous year. The stainless steel market experienced particularly strong growth from the second quarter, with most major European, American, Asian and Chinese stainless mills operating at full capacity. China is by some margin the largest stainless steel producing country, with stainless melt production of approximately 5.6 million tonnes in 2006 and also remains the most important driver of global demand growth.

In response to strong growth in demand for stainless steel, demand for ferrochrome increased by an estimated 10% in 2006, bringing global demand to 6.3 million tonnes. This demand for ferrochrome has, however, been slightly negatively affected by the increase in consumption of austenitic stainless scrap (replacing primary chrome units in the market), a trend characteristic of the high nickel pricing environment.

Higher nickel prices have also prompted an increase in ferritic stainless steel production, as this stainless does not contain nickel. Most of the chrome units in ferritic production are sourced from virgin ferrochrome, which to a degree offsets the weakened demand resulting from increased austenitic scrap usage.

While China has emerged as a significant producer of ferrochrome, it is expected that environmental pressure, limited availability of electricity and reliance on expensive imported ore will restrict further expansions in Chinese ferrochrome production, resulting in increased ferrochrome imports into China. The Chinese government recently halved the import duty on ferrochrome to 1%.

With effect from 1 April 2007, the Indian government plans to impose a $44 per tonne export duty on chrome ore thereby providing a strong disincentive for exports and further increasing the price of ferrochrome production in China. South Africa`s Department of Minerals and Energy also plans to gazette new legislation restricting chrome ore exports.

Ferrochrome base prices were under pressure in the first quarter of 2006 with the base price reducing to 63USc/lb. The strong recovery in demand seen from the second quarter of 2006 resulted in price increases to 70USc/lb in the second quarter and 75USc/lb for the three subsequent quarters to the first quarter of 2007. Even though there will be additional ferrochrome units in the market in 2007 (including units from Xstrata-Merafe Lion Ferrochrome), analysts are pointing to rising rather than falling prices in 2007.

Lion Ferrochrome

The Lion Ferrochrome plant was commissioned on schedule and within budget in the third quarter of 2006. The plant`s design criteria was met within the first three months of operation, and full commissioning and ramp-up remains on track for completion in the second quarter of 2007. The plant will then be operating at 100% capacity to produce 360 000 tonnes per annum. Growth in global demand for ferrochrome, coupled with the specific quality grades of the Premus technology, will ensure that the product gets absorbed in the market, particularly in China.

Dividend

No ordinary dividend has been declared by the directors of Merafe for the year ended 31 December 2006.

Future prospects

Strong stainless melt production is expected to continue, with China anticipated to further increase stainless production in 2007. The Venture will show increased sales into China in 2007. As a result, the momentum gained during 2006 in ferrochrome demand is set to continue into at least the first half of 2007. Longer term, stainless steel demand is forecast to grow at approximately 6% per annum, which should result in similar growth in global ferrochrome demand.

Merafe will for the first time account for the 20.5% of EBITDA from the Venture for a full 12 months and the 20.5% of the Lion Ferrochrome production in 2007. This, coupled with ferrochrome prices and the Rand/US dollar at their current levels, means that Merafe should show meaningful profits in 2007. Cashflows will continue to be used to reduce gearing levels and Merafe still has unredeemed capex in excess of R1 billion.

Management continues with its efforts towards achieving its diversification strategy. Opportunities have been and will continue to be assessed whilst taking cognisance of the commodity cycles, returns to shareholders and the need to reduce the Company`s gearing levels.

Chris Molefe — Non-Executive Chairman

Steve Phiri — Chief Executive Officer

Sandton
6 March 2007

Sponsor

ABSA Capital
A division of ABSA Bank Limited
Reg no 1986/004794/06

Date: 06/03/2007 08:38:00 Produced by the JSE SENS Department.

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MRF
MRF
MRF - Merafe - Reviewed results for the 12 months ended 31 December 2006
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
Registration number: 1987/003452/06
Share code: MRF ISIN: ZAE000060000
("Merafe" or "the company")
Reviewed results for the 12 months ended 31 December 2006

- Group highlights
- Revenue up 68%
- EBITDA up 62%
- Profit for the period up 290%
- Earnings per share up 133%
- Net asset value up 24%

Group Abridged Income Statement

	Year ended 31 December 2006 Reviewed R`000	Year ended 31 December 2005 Audited R`000
Revenue		
EBITDA		
Depreciation		(6,987)
Net financing costs		(29,652)
Profit before taxation	144,119	73,523
Dividends on preference shares	(29,967)	(28,281)
Taxation		
Net profit after tax		41,707
Earnings per share (cents)	7	3
Headline earnings per share (cents)	7	3
Ordinary shares in issue	2,341,569,564	2,247,157,460
	2,296,747,099	1,365,438,168

Group Abridged Balance Sheet

	As at 31 December 2006 Reviewed R`000	As at 31 December 2005 Audited R`000
Assets		
Non-current assets	1,515,884	1,330,840
Options for mineral rights	258	258
Property, plant and equipment	1,465,481	1,330,236
Deferred tax	49,799	-
Investments	346	346
Current assets	612,540	692,500
Inventories	319,356	324,309
Trade and other receivables	273,708	281,449
Bank and cash	19,476	86,742
Total assets	2,128,424	2,023,340
Equity and liabilities		
Capital and reserves	1,117,948	904,868
Issued share capital	23,415	22,475
Share premium	1,142,888	1,091,743
Equity-settled share-based payment	3,300	2,510
Accumulated loss	(51,655)	(211,860)
Non-current liabilities	424,753	232,425
Non-current borrowings	413,799	224,833
Provision for close down and restoration costs	10,954	7,592
Current liabilities	585,723	886,047
Trade and other payables	302,501	585,828
Other provisions	22,708	26,003
Current portion of non-current borrowings	153,371	100,047
Bank overdraft	107,143	174,169
Total equity and liabilities	2,128,424	2,023,340

Statement of changes in equity

	Year ended 31 December 2006 Reviewed R`000	Year ended 31 December 2005 Audited R`000
Issued share capital - ordinary shares	23,415	22,475
Balance at the beginning of the year	22,474	12,379
New shares issued during the year	941	10,096
Share premium - ordinary shares	1,142,888	1,091,743
Balance at the beginning of the year	1,091,743	557,035
Premium on new shares issued during the year	51,145	534,708
Equity-settled share-based payment	3,300	2,510
Balance at the beginning of the year	2,510	1,545
Share-based payment	790	965
Accumulated loss	(51,655)	(211,860)
Balance at the beginning of the year	(211,860)	(253,567)
Net profit for the year	160,205	41,707
Fair value reserve	-	-
Balance at the beginning of the year	-	1,637
Movements recognised directly in equity	-	322
Fair value gain on available-for-sale financial instrument matured	-	(1,959)
Balance at end of year	1,117,948	904,868

Group Abridged Cash Flow Statement

	Year ended 31 December 2006 Reviewed R`000	Year ended 31 December 2005 Audited R`000
Cash flows from operating activities	(88,454)	113,535
Interest paid	(39,914)	(60,948)
Interest received	726	3,015
Taxation paid	(3,745)	(3,535)
Cash flows from operating activities	(131,387)	52,067
Cash flows from investing activities	(166,590)	(590,920)
Cash flows from financing activities	297,737	423,239
Net decrease in cash and cash equivalents	(240)	(115,614)
Cash and cash equivalents at the beginning of the year	(87,427)	28,187
Cash and cash equivalents at the end of the year	(87,667)	(87,427)

Basis of preparation

In compliance with the JSE Limited (JSE) Listings Requirements, Merafe has prepared its consolidated annual financial statements in accordance with International Financial Reporting Standards (IFRS) for the year ended 31 December 2006. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2005.

Review of results

The results of the Company have been reviewed by the Company`s auditors, KPMG Inc. as required by the JSE. Their unqualified review report is available for inspection at the Company`s registered address.

Merafe`s income is generated from the Xstrata-Merafe Chrome Venture (the Venture), the market leader in ferrochrome with a total managed capacity of 1.96 million tonnes of ferrochrome per annum.

Merafe shared in 17% of the earnings before interest, taxation, depreciation and amortisation (EBITDA) from the Venture for the six months to 30 June 2006. Merafe`s share of the EBITDA increased to 20.5% for the six months to 31 December 2006.

During the first half of the year, a net loss of R27,8 million was incurred

(loss per share of 1 cent), mainly due to weak ferrochrome prices and a strong rand. The second half of the year showed an increase in the ferrochrome price and a weaker rand and operations that had been shut down were restarted, resulting in increased production. The net profit after tax during the second half of the year was R188 million (earnings per share of 8 cents) after taking into account the recognition of a deferred tax asset of R49,7 million.

In compliance with IAS 12, the Company has raised a deferred tax asset for deductible temporary differences as it is probable that sufficient future taxable income will be generated against which these temporary differences can be utilised. Merafe's attributable saleable production of ferrochrome from the Venture was 239,742 tonnes and the EBITDA includes corporate costs of R22 million.

During the last twelve months, R100 million of the redeemable preference shares were redeemed, reducing the balance at year-end to R225 million. The Company borrowed an additional R300 million in order to finance the Lion Ferrochrome project.

Review of operations

The first quarter of 2006 was characterised by weaker market and pricing conditions. This presented an opportunity for the suspension of production at a total of seven furnaces for varying periods of time for major maintenance and refurbishing. Routine maintenance stoppages also occurred at a number of other furnaces during the winter months. Four furnaces remained closed at the end of 2006, two of which have been returned to production in the first quarter of 2007. The lower production volumes during 2006 reduced the demand for raw materials that allowed for improved availability of quality raw material supplies, resulting in improved metallurgical efficiencies in the furnaces, particularly in the Western operations.

Operating costs were well contained in 2006 despite the cost pressures and standing charges associated with idle capacity together with the impact of the ongoing mining sector inflation. Efficiencies were achieved through more stable reductant prices, improved metallurgical performance and sound energy management.

The full commissioning of the Lion Ferrochrome plant in 2007 is expected to have a significant positive impact on average unit operating costs, primarily due to increased energy efficiency from the Venture's Premus technology.

All the above took place whilst achieving an excellent safety performance meeting all targets and zero fatalities.

The Venture has also been active in its submission to the Department of Minerals and Energy for New Order Prospecting and Mining rights, and for the conversion of Old Order Mining and Prospecting Rights under the Minerals & Petroleum Resources Development Act, 2002. Good progress is being made and the Venture expects the process to be successfully completed during 2007.

Market review

The stainless steel market, which accounts for over 80% of global ferrochrome demand, displayed robust growth in 2006. Global demand for stainless steel is estimated at approximately 28 million tonnes, some 14% higher than the previous year. The stainless steel market experienced particularly strong growth from the second quarter, with most major European, American, Asian and Chinese stainless mills operating at full capacity. China is by some margin the largest stainless steel producing country, with stainless melt production of approximately 5.6 million tonnes in 2006 and also remains the most important driver of global demand growth.

In response to strong growth in demand for stainless steel, demand for ferrochrome increased by an estimated 10% in 2006, bringing global demand to 6.3 million tonnes. This demand for ferrochrome has, however, been slightly negatively affected by the increase in consumption of austenitic stainless scrap (replacing primary chrome units in the market), a trend characteristic of the high nickel pricing environment.

Higher nickel prices have also prompted an increase in ferritic stainless steel production, as this stainless does not contain nickel. Most of the chrome units in ferritic production are sourced from virgin ferrochrome, which to a degree offsets the weakened demand resulting from increased austenitic scrap usage.

While China has emerged as a significant producer of ferrochrome, it is expected that environmental pressure, limited availability of electricity and reliance on expensive imported ore will restrict further expansions in Chinese ferrochrome production, resulting in increased ferrochrome imports into China. The Chinese government recently halved the import duty on ferrochrome to 1%.

With effect from 1 April 2007, the Indian government plans to impose a $44 per tonne export duty on chrome ore thereby providing a strong disincentive for exports and further increasing the price of ferrochrome production in China. South Africa's Department of Minerals and Energy also plans to gazette new legislation restricting chrome ore exports.

Ferrochrome base prices were under pressure in the first quarter of 2006 with the base price reducing to 63USc/lb. The strong recovery in demand seen from the second quarter of 2006 resulted in price increases to 70USc/lb in the second quarter and 75USc/lb for the three subsequent quarters to the first quarter of 2007. Even though there will be additional ferrochrome units in the market in 2007 (including units from Xstrata-Merafe Lion Ferrochrome), analysts are pointing to rising rather than falling prices in 2007.

Lion Ferrochrome

The Lion Ferrochrome plant was commissioned on schedule and within budget in the third quarter of 2006. The plant's design criteria was met within the first three months of operation, and full commissioning and ramp-up remains on track for completion in the second quarter of 2007. The plant will then be operating at 100% capacity to produce 360 000 tonnes per annum. Growth in global demand for ferrochrome, coupled with the specific quality grades of the Premus technology, will ensure that the product gets absorbed in the market,

particularly in China.
Dividend
No ordinary dividend has been declared by the directors of Merafe for the year ended 31 December 2006.
Future prospects
Strong stainless melt production is expected to continue, with China anticipated to further increase stainless production in 2007. The Venture will show increased sales into China in 2007. As a result, the momentum gained during 2006 in ferrochrome demand is set to continue into at least the first half of 2007. Longer term, stainless steel demand is forecast to grow at approximately 6% per annum, which should result in similar
growth in global ferrochrome demand.
Merafe will for the first time account for the 20.5% of EBITDA from the Venture for a full 12 months and the 20.5% of the Lion Ferrochrome production in 2007. This, coupled with ferrochrome prices and the Rand/US dollar at their current levels, means that Merafe should show meaningful profits in 2007. Cashflows will continue to be used to reduce gearing levels and Merafe still has unredeemed capex in excess of R1 billion.
Management continues with its efforts towards achieving its diversification strategy. Opportunities have been and will continue to be assessed whilst taking cognisance of the commodity cycles, returns to shareholders and the need to reduce the Company`s gearing levels.

Chris Molefe
Non-Executive Chairman

Steve Phiri
Chief Executive Officer

Sandton
6 March 2007
Sponsor
ABSA Capital
A division of ABSA Bank Limited
Reg no 1986/004794/06
Date: 06/03/2007 07:30:00 Produced by the JSE SENS Department.

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MRF
MRF
MRF - Merafe Resources Limited - Dealing in securities by a director
MERAFE RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06
Share Code: MRF & ISIN NO: ZAE000060000
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Limited, the following information is disclosed:

Director	: Stuart Elliot
Company	: Merafe Resources Limited
Date of transaction	: 18 December 2006
Nature of transaction	: Sale of securities
Class of securities	: Single stock futures
Number of securities	: 12 300 contracts (each contract consists of 100 shares, and the contracts expire on 21 December 2006)
Sale price	: 74 cents per share
Total value of transactions	: R910 200
Nature of interest	: Direct beneficial
Clearance obtained	: Yes

This sale represents 6.7% of the director`s effective shareholding in Merafe Resources Limited.
Sandton
19 December 2006
Sponsor
ABSA Capital
Date: 19/12/2006 11:43:10 Produced by the JSE SENS Department.

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Merafe Resources Limited - Trading Statement 28 Nov 2006

MRF
MRF
Merafe Resources Limited - Trading Statement
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
Share Code: MRF & ISIN: ZAE000060000
("Merafe" or "the Company")

Trading Statement

In terms of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the current reporting period will be more than 20% different from those of the prior comparative period.

Merafe recorded a net loss of R27 million for the six months ended 30 June 2006 resulting in a net loss per share and headline loss per share of 1.2 cents for the first half of the year. Merafe expects to make a net profit after tax of between R151 million and R159 million for the remaining six months to 31 December 2006 resulting in earnings per share and headline earnings per share of between 6.6 and 6.9 cents for the second half of the year.

The net profit after tax for the year ending 31 December 2006 is therefore expected to increase by between 197 % and 217 % from the R41.7 million reported for the 12 months ended 31 December 2005 to between R124 million and R132 million. This will represent earnings per share and headline earnings per share of between 5.4 cents and 5.8 cents compared to 3.05 cents in the prior comparative period.

Shareholders are advised that the above information has not been reviewed or reported on by Merafe"s auditors. The results for the year ended 31 December 2006 are expected to be released on SENS on or about 6 March 2007.

Sandton
28 November 2006
Sponsor: Absa Capital
Date: 28/11/2006 04:33:02 PM Produced by the JSE SENS Department

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MRP
MRP
Merafe Resources Limited - Appointment to Board of Directors
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
("Merafe")
Share Code: MRF
ISIN: ZAE000060000

APPOINTMENT TO BOARD OF DIRECTORS

In compliance with Section 3.59 of the Listings Requirements of the JSE Limited, shareholders are advised that Mr Tlamelo Joshua Ramantsi has been appointed to the board of directors of Merafe ("the board") with immediate effect. Mr Ramantsi has been nominated by the Industrial Development Corporation of South Africa as the replacement representative for Mr William Feke Mthembu, who resigned from the board on 23 August 2006.

Johannesburg
24 November 2006
Sponsor
ABSA Capital, a division of ABSA Bank Limited
(Reg. No. 1986/004794/06)
Date: 24/11/2006 11:46:13 AM Produced by the JSE SENS Department

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Merafe Resources Limited - Dealing in securities b 25 Aug 2006

MRF
MRF
Merafe Resources Limited - Dealing in securities by a director
MERAFE RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06
Share Code: MRF & ISIN NO: ZAE000060000
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Limited, the following information is disclosed:

Director	: Stuart Elliot
Company	: Merafe Resources Limited
Date of transaction	: 24 August 2006
Nature of transaction	: Purchase of securities
Class of securities	: Single stock futures
Number of securities	: 12 300 contracts (each contract consists of 100 ..shares, and the contracts expire on 21 December ..2006)
Purchase price	: 65 cents per share
Total value of transactions	: R779 500
Nature of interest	: Direct beneficial
Clearance obtained	: Yes

Sandton
25 August 2006
Sponsor
ABSA Capital - Corporate Finance
A division of ABSA Bank Limited
(Reg. No. 1986/004794/06)
Date: 25/08/2006 10:40:02 AM Produced by the JSE SENS Department

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Merafe Resources Limited - Resignation from board 23 Aug 2006

MRF
MRF
Merafe Resources Limited - Resignation from board of directors
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
("Merafe")
Share Code: MRF
ISIN: ZAE000060000

Resignation From Board Of Directors

In compliance with Section 3.59 of the Listings Requirements of the JSE Limited, shareholders are advised that Mr William Feke Mthembu, who was the representative of the Industrial Development Corporation of South Africa Limited ("IDC") on the board of directors of Merafe ("the board"), has resigned from the board with immediate effect. The IDC will nominate a replacement representative of the IDC to the board in due course.

Johannesburg
23 August 2006

Sponsor
ABSA Capital - Corporate Finance
A division of ABSA Bank Limited (Reg. No. 1986/004794/06)

Date: 23/08/2006 02:36:15 PM Produced by the JSE SENS Department

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MRF
MRF
Merafe - Interim results for the six months ended 30 June 2006
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1987/003452/06)
("Merafe" or "the Company")
Share code: MRF ISIN: ZAE000060000
Unaudited results for the six months ended 30 June 2006

Group abridged income statement

	6 months ended 30 June 2006	6 months ended 30 June 2005
Unaudited Unaudited		
	R"000	R"000
Revenue	330,293	296,068
EBITDA	4,008	67,304
Depreciation	(10,851)	(4,177)
Net finance costs	(18,991)	(29,536)
(Loss) / profit before taxation	(25,834)	33,591
Secondary tax on companies	(1,970)	(1,215)
(Loss) / profit for the period	(27,804)	32,376
(Loss) / earnings per share (cents)	(1.23)	2.62
Diluted (loss) / earnings per share (cents)	(1.23)	2.56
Ordinary shares in issue	2,339,241,009	1,237,917,518
Weighted average number of shares for the period	2,251,861,364	1,237,917,518

Group abridged balance sheet

	30 June 2006 Unaudited	31 December 2005 Audited
As at As at		
R"000 R"000		
Assets		
Non-current assets	1,410,684	1,330,840
Options for mineral rights	258	258
Property, plant and equipment	1,410,080	1,330,236
Investments	346	346
Current assets	621,898	692,500
Inventories	331,842	324,309
Trade and other receivables	270,283	281,449
Bank and cash	19,773	86,742
Total assets	2,032,582	2,023,340
Equity and liabilities		
Capital and reserves	928,722	904,868
Issued share capital	23,393	22,475
Share premium	1,142,001	1,091,743
Equity-settled share-based payment	2,992	2,510
Accumulated loss	(239,664)	(211,860)
Non-current liabilities	606,149	232,425
Non-current borrowings	598,522	224,833
Provision for close-down and restoration	7,627	7,592
Current liabilities	497,711	886,047
Trade and other payables	253,740	585,828
Other provisions	24,009	26,003
Current portion of non-current borrowings	55,516	100,047
Bank overdraft	164,446	174,169
Total equity and liabilities	2,032,582	2,023,340

Statement of changes in equity

	6 months ended 30 June 2006	6 months ended 30 June 2005
Unaudited Unaudited		
	R"000	R"000
Issued share capital	23,393	12,379
Balance at beginning of the period	22,475	12,379
New shares issued during the period	918	-
Share premium	1,142,001	557,035
Balance at the beginning of the period	1,091,743	557,035
Premium on new shares issued during the period	50,258	-
Equity-settled share-based payment	2,992	2,003
Balance at the beginning of the period	2,510	1,545
Share-based payment	482	458
Accumulated loss	(239,664)	(227,217)
Balance at beginning of the period	(211,860)	(259,593)
Net profit for the period	(27,804)	32,376
Fair value reserve	-	1,637
Total equity and reserves	928,722	345,837

Group abridged cash flow statement

	6 months ended	6 months Ended

30 June 2006	30 June 2005
Unaudited	Unaudited
R"000	R"000

	Unaudited	Unaudited
Cash generated by operations	(327,929)	42,389
Interest cost	(19,543)	(20,853)
Interest received	552	991
	(346,920)	22,527
Cash flows from investing activities	(90,695)	(9,449)
Cash flows from financing activities	380,369	(72,622)
Net decrease in cash and cash equivalents	(57,246)	(59,544)
Cash and cash equivalents at beginning of period	(87,427)	28,187
Cash and cash equivalents at end of period	(144,673)	(31,357)

Basis of preparation

In compliance with the JSE Limited Listings Requirements, Merafe has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the six months ended 30 June 2006. The accounting policies adopted are consistant with those applied in the annual financial statements for the year ended 31 December 2005. These financial statements have not been audited.

Review of results

Merafe"s current source of income is generated from its chrome venture with Xstrata SA (Pty) Ltd ("the Chrome Venture"). Merafe shared in 17% of the earnings before interest, tax, depreciation and amortisation ("EBITDA") from the Chrome Venture for the six months ended 30 June 2006. The share of EBITDA from the Chrome Venture increased to 20.5% on 1 July 2006. Headline loss for the six months to 30 June 2006 amounted to 1.23 cents per share (30 June 2005: headline earnings per share 2.62).

Merafe"s attributable saleable production of ferrochrome from the Chrome Venture during the six month period was 84,474 tonnes. The EBITDA includes Merafe"s attributable share of standing charges from the temporary closure of furnaces of R17.9 million, Merafe"s attributable share of the foreign exchange loss of R14.6 million, corporate expenses of R12.7 million and share-based payments under IFRS 2 of R482,000.

The foreign exchange loss in the Chrome Venture arose as a result of the weakening of the Rand against the US$ in the second quarter of 2006. This was due to the Chrome Venture"s nett US$ payables exceeding its nett US$ receivables. Included in the nett US$ payables was a US$ facility. A portion of this facility has been converted into Rands which should ensure that the nett US$ receivables exceed the nett US$ payables going forward.

Non-current borrowings have increased due to the drawdown of the loan facility to fund Project Lion and the reclassification of funds owed to Xstrata previously reflected in trade payables.

Due to the tough trading conditions experienced in the last six months, Merafe raised an amount of R50 million in equity in June 2006 in order to meet its scheduled debt repayments.

The increase in the base price of ferrochrome from 63 USCents per pound in the first quarter of 2006 to 75 USCents per pound in the third quarter of 2006, the weakening of the Rand against the US$, Merafe"s share of EBITDA increasing to 20.5% from 1 July 2006 and Project Lion coming on-stream, should result in Merafe posting meaningful profits for the remainder of the financial year.

Review of operations

During the first half of 2006, all major South African producers reduced production in an attempt to restore balance to the market. The available operating capacity of the Chrome Venture was reduced by some 15% compared to the same period last year through furnace closures, providing the opportunity for the refurbishment of plant and equipment. Improved market demand from the second quarter should facilitate a strong operating performance in the second half of the year. Three furnaces are expected to be returned to production at the end of winter.

Despite the absorption of higher fixed cost structures due to reduced operating capacity, cost performance was in line with the comparable period after adjusting for the impact of inflation. Reductant prices fell from the very high levels seen last year and improved quality of furnace feed stock assisted positively in metallurgical efficiencies.

Market review

Primary stainless steel melt production, which declined by around 1% in 2005, continued to be weak in the early part of the year. These weak conditions resulted in a further 5 USCents drop in the base price for ferrochrome from 68 USCents per pound at year end, to 63 USCents per pound in the first quarter of 2006. Weak stainless production combined with higher ferrochrome production in 2005 from mainly China, led to an increase in ferrochrome stocks towards the year-end. Due to the continued appreciation of the Rand, together with soft market conditions for ferrochrome, a number of South African producers announced production cutbacks in the second half of 2005. The temporary closure of capacity extended into 2006 with the prevailing weakness in the stainless melt sector in the first quarter.

The second quarter of the year has seen a turnaround for the ferrochrome business. Stainless production has increased sharply, as service centres and fabricators returned to the market to replenish inventories and meet growing demand, particularly in Europe. Supported by this significant increase in demand, the ferrochrome base price increased by 19% to 75 USCents per pound in the third quarter of 2006.

Global stainless production is estimated to increase to 26.4 million tonnes in

2006, 8.6% higher than 2005 production levels. Production from western Europe and Africa is anticipated to grow by around 7%, with smaller increases in central and eastern Europe, and the Americas. China is forecast to become the leading stainless producer in 2006 with growth of 35%, taking annual production to approximately 4.5 million tonnes. Consequently, demand for ferrochrome is expected to show good growth of around 8% to over 6 million tonnes for the full year of 2006, resulting in improved ferrochrome production capacity utilization and increased sales volumes in the second half.
Most major stainless producers report strong order books through the third quarter, with lead times increasing.

Project Lion

Project Lion is nearing completion and is on schedule for a phased commissioning in the second half of 2006. The chromite pre-reduction kilns will be commissioned, as planned, during August and September. This will reduce the risk to the ensuing furnace commissioning with the availability of hot feed stock from the kilns. Notwithstanding the significant time impact of several equipment quality and supply delays, the project team has managed to recover lost time and is on track to commission this 360 000 tonnes per annum facility in the second half of 2006 as planned. The development of the associated Helena mine has been completed with mine production ramped up to design capacity.
Project Lion is expected to deliver significant cost savings compared to current industry averages, arising from improved efficiencies in energy, ore and reductant consumption. Ramp-up to full production is expected in the first half of 2007 and overall the project remains on budget, despite significant cost inflation for key inputs.

Dividend

No ordinary dividend has been declared by the directors of Merafe for the six months ended 30 June 2006.

Future prospects

Merafe" share of the EBITDA increased to 20.5 % on 1 July 2006. This together with the increase in the base price of ferrochrome from 63 USCents per pound in the first quarter of 2006 to 75 USCents per pound in the third quarter of 2006, the weakening of the Rand against the US dollar and with Project Lion coming on-stream, should result in Merafe returning to profitability and posting meaningful profits for the remaining six months of 2006.
Management continues to focus cautiously on the achievement of its diversification strategy, whilst taking cognisance of the commodity cycle, returns to shareholders and the need to reduce the Company"s gearing levels.

Chris Molefe
Non-executive chairman
Steven Phiri
Chief Executive Officer
Sandton
2 August 2006

Sponsor
ABSA Capital
A division of ABSA Bank Limited
Reg no 1986/004794/06

Date: 02/08/2006 07:01:49 AM Produced by the JSE SENS Department

MRF
MRF
Merafe Resources Limited - Results of Annual General Meeting
MERAFE RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06
Share Code: MRF & ISIN NO: ZAE000060000
("Merafe Resources")
RESULTS OF ANNUAL GENERAL MEETING
Shareholders are advised that, at the annual general meeting of Merafe Resources held today, Monday 24 July 2006 at 11:00, all the ordinary resolutions contained in the notice of annual general meeting were approved by the requisite majority of shareholders present or represented by proxy.
Sandton
24 July 2006
Sponsor to Merafe Resources
Absa Capital - Corporate Finance
A division of Absa Bank Limited (Reg. No. 1986/004794/06)
Date: 24/07/2006 02:33:07 PM Produced by the JSE SENS Department

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MRP
MRP
Merafe Resources Limited - Trading Statement
Merafe Resources Limited
(Formerly South African Chrome and Alloys Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
Share Code: MRF & ISIN: ZAE000060000
("Merafe" or "the Company")
Trading Statement
In terms of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the current reporting period will be more than 20% different from those of the prior comparative period.
The Company announced on 2 March 2006 that it expected to make a loss for the six months to 30 June 2006. The net loss after tax for the six month period ended 30 June 2006 is expected to be between 1.2 cents and 1.4 cents headline loss per share and loss per share. The comparative headline earnings per share and earnings per share for the six months to 30 June 2005 were 2.62 cents.
Shareholders are advised that the above information has not been reviewed or reported on by Merafe"s auditors. The reviewed results for the six months ended 30 June 2006 are expected to be released on SENS on or about 2 August 2006.
Sandton
17 July 2006
Sponsor: ABSA Capital - Corporate Finance
Date: 17/07/2006 03:35:05 PM Produced by the JSE SENS Department

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MRF
MRF

Merafe- Modification to the reviewed audited results and notice Of AGM

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1987/003452/06)
Share code: MRF
ISIN: ZAE000060000
("Merafe" or "the Company")

MODIFICATIONS TO THE REVIEWED RESULTS AT 31 DECEMBER 2005 AND NOTICE OF ANNUAL GENERAL MEETING

Audited results

With regard to the audited results for the twelve months ended 31 December 2005, shareholders are advised that the annual financial statements were distributed to shareholders on Friday, 30 June 2006 and contain the following modifications to the reviewed results, which were released on SENS on Thursday, 2 March 2006. The annual financial statements were audited by KPMG Inc. Their unqualified audit report is available for inspection at the Company"s registered office.

	Audited Annual Financial Statements	Reviewed Results published on SENS
	R"000	R"000
Income Statement		
Net financing costs	57,933	29,652
Dividends on preference shares	-	28,281
	57,933	57,933
Comment: Dividends on redeemable preference shares reallocated to financing costs - no effect on net profit after tax		
EBITDA versus Gross profit	103,175	110,162
Depreciation	-	(6,987)
103,175 103,175		
Comment: Depreciation reallocated to cost of sales - no effect on net profit after tax		
Balance Sheet		
Long-term borrowings - preference shares	222,476	322,476
Current portion of long-term borrowings	100,000	
	322,476	322,476
Comment: A portion of long-term borrowings reallocated to current portion of long-term borrowings - no effect on net asset value		
Rehabilitation provision	7,592	-
Provisions	26,003	33,595
	33,595	33,595
Comment: Rehabilitation provision reallocated from provisions and disclosed separately - no effect on net asset value		
Trade & other payables	585,828	354,699
Current portion of long-term borrowings	48	231,177
	585,876	585,876
Comment: Current portion of long-term borrowings reallocated to trade & other payables - no effect on net asset value		

Notice of the annual general meeting

Notice is hereby given that the 19th annual general meeting of Merafe"s shareholders will be held at the registered office of the Company, First Floor, Block B, 68 Wierda Road East; Wierda Valley on Monday, 24 July 2006 at 11:00 to transact the business as stated in the annual general meeting notice forming part of the annual financial statements.

Sandton
30 June 2006

Sponsor
Absa Capital - Corporate Finance
A Division of Absa Bank Limited

Date: 30/06/2006 02:00:16 PM Produced by the JSE SENS Department

Merafe Resources Limited - Changes To Board Of Dir 5 Apr 2006

MRF
MRF
Merafe Resources Limited - Changes To Board Of Directors
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
("Merafe" or "the Company")
Share Code: MRF
ISIN number: ZAE000060000
CHANGES TO BOARD OF DIRECTORS

In compliance with Section 3.59 of the Listings Requirements of the JSE Limited, shareholders are advised of the following changes to the board of directors of the Company: Mr Guy Clarke, who was the representative of the Industrial Development Corporation ("IDC") on the board of directors of Merafe, has resigned from the IDC and, in accordance with the IDC practice, has resigned from the board of directors of the Company. The IDC has nominated Mr William Feke Mthembu as the replacement representative of the IDC to the board of directors of Merafe. These changes to the board of directors are effective immediately. Mr Mthembu holds a B.Proc degree and a H.Dip (Company Law). Mr Mthembu was previously, inter alia, a director of the South African Bureau of Standards, a director of Edward Nathan Friedland and a partner of Werksmans. Mr Mthembu is presently the chairman of the Khula Enterprises Private Equity Fund Investment Committee and a non-executive director of the Professional Provident Insurance Company. The directors of Merafe welcome Mr Mthembu to the board of directors and look forward to his contribution.

Johannesburg
5 April 2006
Sponsor
Absa Corporate and Merchant Bank - Corporate Finance
A division of Absa Bank Limited (Reg. No. 1986/004794/06)
Date: 05/04/2006 04:40:14 PM Produced by the JSE SENS Department

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MRF
MRF
Merafe - Reviewed results for the twelve months ended 31 December 2005
Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003452/06)
("Merafe" or "the Company")
Share Code: MRF & ISIN: ZAE000060000
REVIEWED RESULTS FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2005

GROUP ABRIDGED INCOME STATEMENT

	12 months to 31 December 2005	9 months to 31 December 2004
	Reviewed	Audited
	R"000	R"000
Revenue	614,562	502,369
EBITDA	110,162	59,540
Depreciation	(6,987)	(231)
Net financing costs	(29,652)	(38,585)
Profit before taxation	73,523	20,724
Dividends on preference shares	(28,281)	-
STC	(3,535)	-
Net profit after tax	41,707	20,724
Earnings per share (cents)	3.05	1.67
Headline earnings per share (cents)	3.05	1.67
Ordinary shares in issue	2,247,157,460	1,237,917,518
Weighted average shares for period	1,365,438,168	1,236,676,723

GROUP ABRIDGED BALANCE SHEET

	12 months to 31 December 2005	9 months to 31 December 2004
	Reviewed	Audited
	R"000	R"000
ASSETS		
NON-CURRENT ASSETS	1,330,840	740,826
Options, mineral and participation rights	258	258
Property, plant and equipment	1,330,236	740,222
Investments	346	346
CURRENT ASSETS	629,500	486,790
Available-for-sale-bonds	-	6,062
Financial asset	-	1,752
Inventories	324,309	237,270
Trade and other receivables	218,449	189,486
Bank and cash	86,742	52,220
TOTAL ASSETS	2,023,340	1,227,616
EQUITY AND LIABILITIES		
CAPITAL AND RESERVES	904,867	319,029
Share capital	22,474	12,379
Share premium	1,091,743	557,035
Equity-settled share-based payment	2,510	1,545
Fair value reserve	-	1,637
Accumulated loss	(211,860)	(253,567)
NON-CURRENT LIABILITIES		
Long-term borrowings	2,357	395,990
Long-term borrowings - Preference shares	322,476	-
CURRENT LIABILITIES	793,640	512,597
Trade and other payables	354,699	412,078
Provisions	33,595	21,817
Current portion of long-term borrowings	231,177	54,669
Bank overdraft	174,169	24,033
TOTAL EQUITY AND LIABILITIES	2,023,340	1,227,616

STATEMENT OF CHANGES IN EQUITY

	12 months to 31 December 2005	9 months to 31 December 2004
	Reviewed	Audited
	R"000	R"000
Share capital - Ordinary shares	22,474	12,379
Balance at beginning of period	12,379	11,957
New shares issued during period	10,095	422
Share premium - Ordinary shares	1,091,743	557,035
Balance at beginning of period	557,035	527,217
Premium on new shares issued during the period	534,708	29,818
Equity-settled share-based payment	2,510	1,545
Balance at beginning of period	1,545	849
Share-based payment	965	696
Accumulated loss	(211,860)	(253,567)
Balance at beginning of period	(253,567)	(264,894)
Prior-year adjustment	-	(9,397)

Net profit for the period	41,707	20,724
Fair value reserve	-	1,637
BALANCE AT END OF PERIOD	904,867	319,029

GROUP ABRIDGED CASH FLOW STATEMENT

	12 months to 31 December 2005 Reviewed R"000	9 months to 31 December 2004 Audited R"000
Cash generated by operations	146,160	38,208
Interest cost	(32,666)	(42,218)
Interest received	3,014	3,634
Cash flows from operating activities	175,812	(376)
Cash flows from investing activities	(597,098)	(21,414)
Cash flows from financing activities	(657,296)	58,921
Net (decrease)/ increase in cash and cash equivalents	(115,614)	37,131
Cash and cash equivalents at beginning of period	28,187	(8,944)
Cash and cash equivalents at end of period	(87,427)	28,187

COMMENTARY

Basis of preparation

In compliance with the Listings Requirements of the JSE Limited, ("the JSE") Merafe has prepared its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") for the twelve months ended 31 December 2005. The accounting policies adopted are consistent with those applied in the annual financial statements for the period ended 31 December 2004, except for the changes noted under the heading "First-time adoption of IFRS".

The major effect on Merafe"s financial statements of adopting IFRS, relates to the changes to the accounting policy for property, plant and equipment and share based payments.

The effects of the first-time adoption of IFRS are detailed below under the heading "First-time adoption of IFRS".

Review of results

The reviewed results of the Company, as set out above, have been reviewed by the Company"s auditors, KPMG Inc, as required by the JSE. Their review report is available for inspection at the Company"s registered address.

Merafe"s current source of income is generated from its chrome venture with Xstrata SA (Proprietary) Limited ("the Xstrata-Merafe Chrome Venture"), which became effective on 1 July 2004 and reinforced the merged entity then as the market leader with a total managed capacity of 1.38 million tonnes of ferrochrome per annum. Merafe shared in 11% of the earnings before interest, tax, depreciation and amortisation ("EBITDA") from the Xstrata-Merafe Chrome Venture until 30 June 2005. Merafe"s share of the EBITDA from the Xstrata-Merafe Chrome Venture increased to 14% from 1 July 2005. Following the Wonderkop acquisition, as described below, Merafe"s share of the EBITDA increased by a further 3% to 17% and the managed capacity to 1.56 million tonnes from 16 November 2005. The 17% share of EBITDA will increase to 20.5% from 1 July 2006. With Project Lion being commissioned in the third quarter of 2006, the total managed capacity of the Xstrata-Merafe Chrome Venture will increase to 1.92 million tonnes.

The following table provides an analysis of the EBITDA of Merafe for the two 6 month comparative periods.

	6 months to 30-6-2005 R"000	6 months to 31-12-2005 R"000	12 months to 31-12-2005 R"000
Revenue	296,068	318,494	614,562
EBITDA - Chrome Venture	76,304	62,560	138,864
Transaction costs *	(2,000)	(10,275)	(12,275)
Corporate costs	(7,000)	(9,427)	(16,427)
EBITDA - Merafe	67,304	42,858	110,162
Attributable saleable production (kt)	64,861	77,156	142,017

* - transaction costs and advisory fees relating to the acquisition of the Wonderkop JV and the Capital Raising referred to below.

Whilst net profit after tax increased by R21 million year on year, the second half results were disappointing after the positive first six months. This was as a result of a 13% decline in the ferrochrome price and the Rand strengthening by 8% against the US$ over this six-month period as well as standing charges from the temporary closure of furnaces.

During the last twelve months, R65 million of the redeemable preference shares were redeemed, reducing the balance at year-end to R322 million.

Review of operations

Operating conditions benefited during the year from improved performance at the Rustenburg pelletising plant, the increased availability of Outokumpu pellets from the Boshoek plant and reduced overall raw material requirements through better efficiencies from higher pellet availabilities. Following routine maintenance work, the two furnaces at the Wonderkop JV have remained suspended in light of prevailing market conditions and to improve the distribution of agglomerated ores across the chrome operations. In addition, a further five furnaces are being temporarily suspended, comprising two furnaces at Wonderkop, two furnaces at Rustenburg and one furnace at Boshoek, and will be returned to production according to market conditions.

In June 2005, further suspensions were announced at seven of the Xstrata-Merafe Chrome Venture furnaces to perform planned maintenance during the winter months

when energy costs are elevated. All seven furnaces were brought back into operation during the third quarter. The standing charges attributable to Merafe due to the temporary closure of these furnaces were R10.5 million.
Modifications were made in 2005 to the Boshoek furnaces as part of the refurbishment undertaken during the winter shutdown. Using the combined expertise within Xstrata and Merafe, the modifications produced excellent results: the two Boshoek furnaces are currently operating with great stability, production volumes have increased and operating costs have been significantly reduced.
Operating costs were well contained in 2005 despite lower production volumes. Unit costs fell by R48 per tonne in real terms (excluding standing charges) compared to 2004, due to lower coke prices, mechanical improvements at the Boshoek furnaces and improved furnace efficiencies resulting from higher pellet availabilities.
Mining operations improved during 2005. Higher underground production volumes from the Kroondal mine, especially after the acquisition of the Marikana reserves announced in July 2005, enabled the lower quality opencast operations at Kroondal and Boshoek to be scaled down by 200,000 tonnes of run-of-mine production.
The Horizon mine was refurbished during 2005 with the objective of improving yields and production costs and was recommissioned in December 2005. The Thorncliffe mine in the East remained the best performing and lowest cost chrome ore mine in the group in 2005. The Thorncliffe mining complex is being expanded with the development of the Helena mine to supply ore to the new Lion ferrochrome smelter.
Market review
The first half of 2005 was characterised by strong growth in stainless steel melt, which accounts for approximately 80% of global ferrochrome consumption, and in ferrochrome demand. As a result, ferrochrome prices rose to 78Cents (USD) per pound in Q2 2005. In the second half, stainless steel stocks began to build, particularly in China, as high nickel prices impacted demand for stainless steel, leading to a slow-down in stainless steel melt production. While globally, stainless steel melt production in 2005 continued at a similar level to the previous year in Europe, stainless steel melt declined by an estimated 4.8% to 8.3 million tonnes in 2005. Production of stainless steel melt also fell in the United States by 7%, in Taiwan, down by 4%, and in Japan, where production declined by 2.5% year-on-year. China was the exception, experiencing significant growth of 33% to around 3.7 million tonnes.
Demand for ferrochrome continued to grow year-on-year, albeit at a slower rate than in the first half of the year, by around 3.6%, bringing global demand to 5.7 million tonnes, up from 5.5 million tonnes in 2004, primarily due to increased production of ferritic grade stainless steel.
As the correction in stainless steel melt production translated into lower ferrochrome demand in the second half of 2005, ferrochrome prices came under pressure, with the base price reducing by 5Cents (USD) in each quarter to end the year at 68Cents (USD) per pound.
Relatively weak stainless steel melt production continued into the first quarter of 2006 resulting in further downward pressure on prices; in the first quarter the base price reduced by a further 5Cents (USD) to 63Cents (USD) per pound which will place South African ferrochrome producers under pressure. However, a recovery in the second half of 2006 is expected as both stainless steel melt production and ferrochrome demand gain momentum, with China again anticipated to drive this growth.
Wonderkop acquisition
With effect from 16 November 2005, Merafe acquired a 50% participation interest in the Wonderkop Joint Venture, a 50% interest in the Kroondal resources and a 26% interest in the Marikana resources from Samancor Holdings (Proprietary) Limited for a purchase consideration of R331.7 million.
These assets now form part of the Xstrata-Merafe Chrome Venture which resulted in Merafe increasing its share of EBITDA by 3% to 17% from 16 November 2005.
Project Lion
The first stage of Project Lion, a 360,000 tonnes per annum smelting complex in the Mpumalanga province, is currently under construction following ground clearing which commenced during December 2004. The project utilises Xstrata Alloys" proprietary Premus technology, which will deliver significant production cost savings compared to alternative ferrochrome production technologies.
Project Lion was awarded a substantial grant by the South African Department of Trade and Industry in 2005 in recognition of the project"s contribution to the sustainable development of the surrounding area. This is a result of the project"s beneficial impact on local communities in the form of direct and indirect employment, training schemes, and specific social development programmes initiated, as well as the associated improved infrastructure that will benefit local communities and surrounding industries.
The project has encountered some external difficulties, in particular the quality of the kiln riding rings and roller support castings and difficult ground conditions. Despite these challenges, the project is on track to commission on time and within budget during the third quarter of 2006. The Helena mine development also remains within the project timing schedule and budget, with chrome ore already being brought to surface.
Capital raising
In November 2005, Merafe successfully raised R554 million in equity and R300 million in debt funding to fund the Wonderkop acquisition as well as to fund Merafe"s 20.5% participation in Project Lion.
Dividend
No ordinary dividend has been declared by the directors of Merafe for the twelve months ended 31 December 2005.
First time adoption of IFRS

The date of transition to IFRS for Merafe is 1 April 2004 and therefore as required by IFRS 1, Merafe"s opening balance sheet at 1 April 2004 has been restated to reflect all existing IFRS statements expected to be applicable at 31 December 2005. Merafe has adopted the following transitional arrangements:

Share-based payments

Merafe has applied the provisions of IFRS 2, share-based payments, except for share options granted before 7 November 2002, or to share options granted after this date but which had vested prior to 1 January 2005.

Previously, share options granted to employees did not result in any expense to Merafe, other than a dilution in earnings per share when the shares were issued. In accordance with the requirements of IFRS 2, Merafe has recognised an expense in the income statement, with a corresponding credit to equity. The fair value at the date of granting the options is charged to income over the relevant option vesting periods, adjusting to reflect actual and expected levels of vesting.

Property, plant and equipment

Merafe has applied the provisions of IAS 16 - Property, Plant and Equipment, which requires that the Company provide an annual review and assessment of the useful life of its assets, depreciation method and residual values at the end of each financial year and adjusts depreciation charges accordingly. Thus the depreciable amount of property, plant and equipment is its cost less its residual value. Where items of property, plant and equipment comprise individual components for which different depreciation methods are appropriate, each component is accounted for separately.

Previously, individual components were not always separately identified and no residual value was used in determining the depreciable amount of the component.

The effect of the above adjustments on accumulated loss on an annual basis is as follows:

	Rand
Accumulated loss - 31 March 2004 - "SA GAAP"	(316,740,082)
IFRS adjustments:	
- Share-based payments	(848,577)
- Property, plant & equipment	43,298,239
Accumulated loss - 31 March 2004 - "IFRS"	(274,290,420)
Net profit after tax - 31 Dec 2004 - "SA GAAP"	5,547,730
IFRS adjustments:	
- Share-based payments	(696,036)
- Property, plant & equipment	15,871,826
Accumulated loss - 31 Dec 2004 -"IFRS"	(253,566,900)

The effect of the above adjustments on net profit after tax is as follows:

	Nine months to 31 Dec 2004
Rand	
Net profit after tax -"SA GAAP"	5,547,730
IFRS adjustments:	
- Share-based payments	(696,036)
- Property, plant & equipment	15,871,826
Net profit after tax -"IFRS"	20,723,520

Future prospects

The 19% decline in the ferrochrome base price from 78Cents (USD) per pound in Quarter 2, 2005, to 63Cents (USD) per pound in Quarter 1, 2006, coupled with the Rand strengthening by 12% against the US$ during the same period, will place severe downward pressure on the EBITDA from the Xstrata-Merafe Chrome Venture in the first half of 2006. After accounting for corporate costs, interest, preference share dividends and depreciation and assuming current Rand:US$ exchange rates, the Company is expected to make a loss for the 6 months to 30 June 2006. However, a recovery in the second half is expected as both stainless steel melt production and ferrochrome demand gain momentum, with China again anticipated to drive this growth.

Having consolidated and grown the Company"s ferrochrome business during the year under review, the board intends giving effect to the Company"s previously announced diversification strategy in the year ahead.

Changes to board

As announced on SENS during the year in review, Mr Andre Bekker, Mr Renier Meyjes and Dr Todor Vlajcic resigned from the board and Ms Zanele Matlala, Ms Lebogang Mogotsi and Mr Guy Clarke were appointed to the board.

Interim results

The results for the six months ending 30 June 2006 will be published on SENS at around 07h30 on 2 August 2006 and in the press on 3 August 2006.

Chris Molefe — Non-Executive Chairman
Steve Phiri — Chief Executive Officer

Johannesburg
2 March 2006

Sponsor
ABSA
Corporate & Merchant Bank
Corporate Finance
A division of ABSA Bank Limited
Reg No 1986/004794/06

Date: 02/03/2006 10:00:13 AM Produced by the JSE SENS Department

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Share Code: from January 1 2006 to August 28 2007 Search

Date	Time	Company	Description	View Archive
07.08.2007	07h30	Merafe Resources Ltd	MRF - Merafe - Reviewed Results For The Six Months	
26.07.2007	15h59	Merafe Resources Ltd	MRF - Merafe Resources Limited - Results of Annual	
12.07.2007	17h15	Merafe Resources Ltd	MRF - Merafe Resources Limited - Trading Statement	
21.06.2007	08h12	Merafe Resources Ltd	SCN / MRF - Scharrig Mining / Merafe Resources - J	
20.06.2007	17h22	Merafe Resources Ltd	MRF - Merafe- Restated audited results for the yea	
19.06.2007	17h14	Merafe Resources Ltd	MRF - Merafe- Modifications to the audited results	
05.06.2007	10h07	Merafe Resources Ltd	MRF - Merafe Resources Limited - Appointment to Bo	
30.03.2007	09h09	Merafe Resources Ltd	MRF - Merafe Resources Limited - Dealing in securi	
19.03.2007	11h02	Merafe Resources Ltd	MRF - Merafe Resources Limited - Resignation from	
09.03.2007	07h31	Merafe Resources Ltd	MRF - Merafe Resources Limited - Dealing In Securi	
09.03.2007	07h30	Merafe Resources Ltd	MRF - Merafe - Appointment To Board Of Directors	
06.03.2007	08h38	Merafe Resources Ltd	MRF - Merafe - Reviewed results for the 12 months	
06.03.2007	07h30	Merafe Resources Ltd	MRF - Merafe - Reviewed results for the 12 months	
19.12.2006	11h43	Merafe Resources Ltd	MRF - Merafe Resources Limited - Dealing in securi	
28.11.2006	16h33	Merafe Resources Ltd	Merafe Resources Limited - Trading Statement	
24.11.2006	11h46	Merafe Resources Ltd	Merafe Resources Limited - Appointment to Board of	
25.08.2006	10h40	Merafe Resources Ltd	Merafe Resources Limited - Dealing in securities b	
23.08.2006	14h36	Merafe Resources Ltd	Merafe Resources Limited - Resignation from board	
02.08.2006	07h01	Merafe Resources Ltd	Merafe - Interim results for the six months ended	
24.07.2006	14h33	Merafe Resources Ltd	Merafe Resources Limited - Results of Annual Gener	
17.07.2006	15h35	Merafe Resources Ltd	Merafe Resources Limited - Trading Statement	
30.06.2006	14h00	Merafe Resources Ltd	Merafe- Modification to the reviewed audited resul	
05.04.2006	16h39	Merafe Resources Ltd	Merafe Resources Limited - Changes To Board Of Dir	
02.03.2006	10h00	Merafe Resources Ltd	Merafe - Reviewed results for the twelve months en	

MERAFE
RESOURCES

29 June 2007

Errata to Notice of Annual General Meeting

Dear Merafe shareholder

Please note that the notice of annual general meeting (page 86) forming part of the annual report which was posted to shareholders on 28 June 2007 contains an errata in special resolution number 1 – Increase of authorised share capital.

The resolution refers to ordinary shares with a par value of R1.01. This is a typing error as the par value is R0.01 and not R1.01.

We have enclosed an amended notice of annual general meeting.

We apologise for any inconvenience caused.

Yours sincerely

Merafe Resources management

Merafe Resources Limited. Registration No. 1987/003452/06
(formerly South African Chrome and Alloys Limited)

68 Wierda Road East, First Floor, Block B, Wierda Valley, Sandton, 2196 / P O Box 652157, Benmore, South Africa, 2010
Telephone: +27 11 783-4780 / Fax: +27 11 783-4789
www.meraferesources.co.za

Merafe Resources Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1987/003452/06)
(the Company)
ISIN:ZAE000060000
Share code: MRF

Notice is hereby given that the twentieth annual general meeting of members of Merafe Resources Limited will be held at 1st Floor, Block B, Sandton Place, 68 Wierda Road East, Wierda Valley, Sandton, at 11:00 on Thursday, 26 July 2007, for the purpose of conducting the following business:

1. To receive, consider and adopt the annual financial statements for the Company for the year ended 31 December 2006.
2. To elect the following directors, who retire by rotation and, being eligible, offer themselves for re-election:
   2.1 Ms Lebo Mogotsi;
   2.2 Ms Joyce Matlala;
   2.3 Mr Bruce McBride; and
   2.4 Mr Stuart Elliot
3. To ratify the appointment of Mr Tlamelo Ramantsi to the Board as a non-executive director.
4. To ratify the appointment of Mr Mzila Mthenjane to the Board as a non-executive director.

Brief CVs of these directors are set out on page 17 and 19 of this annual report.

5. To approve the directors' remuneration for the year ended 31 December 2006.
6. To re-appoint KPMG Inc. as auditors for the ensuing year.
7. To authorise the directors to determine the auditors' remuneration.
8. To approve the auditors' remuneration.

As special business to consider and, if deemed fit, to pass with or without modification the following resolutions:

Special resolution number 1

Increase of authorised share capital

"Resolved as a special resolution that, in terms of section 75(1) (a) of the Companies Act, Act 61 of 1973, as amended, and Article 20 of the Articles of Association of the Company and with effect from the registration of this special resolution, the Company's authorised share capital be and is hereby increased from R35 000 000 by the creation of 750 000 000 ordinary shares with a par value of R0.01 each ranking *pari passu* in all respects with the ordinary shares in the capital of the Company".

Special resolution number 2

Amendments to the Memorandum of Association

"Resolved as a special resolution that, subject to the passing and registration of special resolution number 1 proposed at the Company's twentieth annual general meeting, paragraph 8(a) and paragraph 8(a)(i) of the Company's Memorandum of Association be and is hereby amended by substituting "R35 000 000" for the reference for "R27 000 000" and "3 500 000 000" for the reference of "2 750 000 000."

Reasons for and effect of special resolutions 1 and 2

The reason for special resolutions 1 and 2 is to increase the share capital of the Company. The effect is to create 750 000 000 new ordinary shares of R0.01 each thereby creating additional authorised share capital in the Company of R7 500 000 in order to ensure that the Company has sufficient unissued shares available should a need to issue shares arise in the future.

Ordinary resolution number 1

Control of authorised but unissued shares

"Resolved that the entire authorised but unissued share capital of the Company from time to time be placed under the control of the directors of the Company until the next annual general meeting, with the authority to allot and issue all or part thereof at their discretion, subject to the provisions of sections 221 and 222 of the Companies Act, Act 61 of 1973, as amended, the Articles of Association of the Company and the JSE Limited Listings Requirements."

Ordinary resolution number 2

Issue of shares for cash

"Resolved that, in terms of the JSE Limited ("JSE") Listings Requirements, the directors be given general authority to issue all or any of the authorised but unissued ordinary shares of one cent each for cash as and when suitable situations arise, subject to the Companies Act, Act 61 of 1973, as amended, the Articles of Association of the Company, and the following limitations, namely:

- that this authority shall not extend beyond 15 (fifteen) months from the date of this meeting or the date of the next annual general meeting, whichever is the earlier date;
- that a paid press announcement giving full details, including the effect on net asset value and earnings per share will be published at the time of any issue representing, on a cumulative basis, within one financial year, 5% or more of the number of shares of that class in issue prior to the issues;
- that issues in the aggregate in any one financial year will not exceed 10% of the number of shares of any class of the Company's issued share capital, including instruments which are compulsorily convertible into shares of that class;
- that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares in question, as determined over the 30 days prior to the date that the price of the issue is determined or agreed by the directors; and
- that any such issue will only be made to public shareholders as defined by the JSE and not to any related parties."

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for ordinary resolution number 2 to be carried.

Voting and attendance at the general meeting

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and to vote thereat in his/her stead. The proxy so appointed need not be a member of the Company. Proxy forms should be forwarded to reach the registered office of the transfer secretaries of the Company or the Company's registered office by no later than 11:00 on Tuesday, 24 July 2007.

Members who have not dematerialised their shares or who have dematerialised their shares with own name registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies to attend, speak and vote in their stead. The person so appointed need not be a member. Proxy forms should be forwarded to reach the registered office of the Company no later than 11:00 on Tuesday, 24 July 2007.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with own name registration, should contact their Central Securities Depository Participant (CSDP) or broker, in the manner and time stipulated in their agreement:

- to furnish them with their voting instructions; and
- in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the Board.

A Mahandrenath
Company Secretary

Sandton
29 June 2007

RECEIVED

2007 SEP 25 A 6: 43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Bank Trust Company Americas
Trust and Securities Services

STRICTLY PRIVATE AND CONFIDENTIAL

Edwin Reyes
Director

Merafe Resources Limited
P O Box 652157
Benmore
2010
South Africa

7 August 2007

Attention: Stuart Elliot
Finance and New Business Director

Dear Mr. Elliot:

We would like to thank you for our five-year appointment (the "**Appointment**") as the exclusive depositary for your American depositary receipt ("**ADR**") program (the "**ADR Program**") and any additional depositary receipt programs established for you during the term of the Appointment (together with the ADR Program, the "**Facility**").[1]

Prior to the establishment of the ADR Program, you and we will also enter into a deposit agreement (the "**Deposit Agreement**"), which will set forth each of our rights and obligations in relation to the Facility. However, it is both your and our intention that this letter agreement shall remain in full force and effect following the execution of the Deposit Agreement. The terms of this letter agreement shall govern the matters set forth herein and shall not be superseded or amended by the terms of the Deposit Agreement.

In consideration for the Appointment, we shall make to you or on your behalf the contribution set forth in Schedule I, provided that you so request it following the declaration of effectiveness of the Registration Statements on Form F-6 in relation to the ADR Program by the U.S. Securities and Exchange Commission, and the provision by you of all know-your-customer documentation required in accordance with our internal policies (the satisfaction of these conditions being the "**Closing**"), and thereafter, during the term of the Appointment, provided no notice of termination has been received by us.

Prior to five years from the Closing, you agree to terminate us after abiding by the notice period set forth in the Deposit Agreement only if we are fraudulent, grossly negligent or engage in wilful misconduct in the performance of our obligations under this letter agreement or under the Deposit Agreement, or if we materially breach any of our undertakings, representations or warranties under this letter agreement or under the Deposit Agreement and we have not cured such material breach within 90 days of written notice thereof.

The terms and provisions of this letter agreement shall be governed by and construed in accordance with the laws of the State of New York. You and we each irrevocably agree that the Courts of the State of New York are to have jurisdiction to settle any disputes which may arise out of or in connection with the provisions of this letter agreement and accordingly any legal action or proceeding arising out of or in connection with this letter agreement may be brought in such courts.

[1] In this letter agreement, "we" or "us" shall mean Deutsche Bank Trust Company Americas, and "you" or the "Company" shall mean collectively Merafe Resources Limited and any corporate entity resulting from any merger, de-merger, acquisition, spin-off, scheme of arrangement or other business combination involving Merafe Resources Limited during the term of the Appointment.

To confirm the appointment of Deutsche Bank Trust Company Americas in relation to the Facility, as set out above, kindly sign and return three copies of this letter agreement to Deutsche Bank Trust Company Americas.

Yours sincerely,

For and on behalf of
DEUTSCHE BANK TRUST COMPANY AMERICAS

TOM MURPHY
VICE PRESIDENT

CLARE BENSON
VICE PRESIDENT

On behalf of Merafe Resources Limited, I agree and confirm the appointment of Deutsche Bank Trust Company Americas in relation to the Facility on the basis stated above.

Name: BRUCE McBRIDE

Title: COMMERCIAL DIRECTOR

14.8.2007

For and on behalf of
MERAFE RESOURCES LIMITED

SCHEDULE I

In accordance with the attached letter agreement, this schedule, which constitutes and integral part of the letter agreement, defines the contribution payable by us upon written request by you following the Closing and throughout the term of the Appointment (the "**Contribution**") as follows:

A. We will pay the documentary and regulatory filing fees of joint transaction counsel incurred by you and us in connection with the transfer of the ADR Program.

B. We will for the term of the Appointment waive the cost of providing our ADR program administrative and reporting services, which include the following:

- Preparing and filing of US information returns
- Furnishing shareholders with payee certificates
- Issuing dividend checks
- Issuing dividend replacement checks
- Mailing shipment of ADRs
- Preparing monthly reports of transfers
- Providing quarterly shareholder lists (DTC and physical holders)
- Storing blank and cancelled ADR certificates
- Processing merger and exchanges
- Providing a dividend reinvestment plan
- Preparing and filing the Form F-6
- Compiling a list of brokers active in the ADR Programs
- Preparing a monthly ADR trading volume report
- Preparing a monthly ADR status report
- Preparing a monthly ADR flow-back report
- Preparing an ADR holder correspondence report
- Preparing a monthly pre-release report
- Preparing tailored reports
- Managing US abandoned property and escheatment to state and federal government
- Liaising with Depositary Trust Company as necessary
- Coordinating and calculating ADR holder voting instructions
- Distributing ADR holder communications prepared by you and delivered to the United States office address nominated by Deutsche Bank, such distributions to include the distribution of the Company's annual reports, limited to 1,000 ADR holder communications documents distributed per year.

C. We will for the term of the Appointment waive the access charges to our online reporting suite at www.adr.db.com.

M. DORFAN ATTORNEYS

Suite 5 Parkland
223 Brookhorst Street
New Muckleneuk
Pretoria 0181
VAT No. 4290203274

P.O. Box 95869
Waterkloof
Pretoria 0145

Tel: +2712 347 9093
Fax: 086 601 8798
Cell: 083 210 3213
e-mail: m.dorfan@mweb.co.za

Our Ref: SAC1/0001: S123: M Dorfan
Your Ref: Ami Mahendranath

24 August 2007

MERAFE RESOURCES LIMITED
P.O. BOX 652157
BENMORE
2010

Dear Sir/s

REGISTRATION OF SPECIAL RESOLUTION

We confirm that the Special Resolution increasing the authorised share capital of the Company and amending the Memorandum of Association was lodged with the Registrar of Companies on the 7th of August 2007. A copy of the Resolution is annexed hereto.

We will forward confirmation to you of the registration of the Resolution once same has been received from the Registrar.

Yours faithfully

M. DORFAN ATTORNEYS

REPUBLIC OF SOUTH AFRICA

Special resolution

(Section 200)

(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R80

Registration No. of company

1987/003452/06

Name of company **MERAFE RESOURCES LIMITED**

Date notice given to members **29 JUNE 2007** Date resolution passed **26 JULY 2007**

Special resolution passed in terms of section **55, 75, 200** of the Act/*paragraph ______ of the memorandum/ *article ______ of the articles.

Copy of notice convening meeting attached.

~~Consent to waive period of notice of meeting~~ (CM25) attached/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

SEE "ANNEXURE A"

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2007 -08- 07

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Rubber stamp of company, if any or of secretaries.

Date 26/07/2007 Signature

Director/Secretary/Manager

Name (in block letters) **BRUCE McBRIDE**

*Delete whicever not applicable.

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company

1987/03452/06

Name of company **MERAFE RESOURCES LIMITED**

Postal address **P.O. BOX 652167**
BENMORE 2010

Special resolution registered this day

Date stamp of Companies Registration Office

Registrar of Companies

Not valid unless stamped by Registrar of Companies

ANNEXURE "A"

SPECIAL RESOLUTION

IT WAS RESOLVED THAT the following resolutions be and are hereby passed as a Special Resolution of the Company:

SPECIAL RESOLUTION NUMBER 1

Increase of authorised share capital

IT WAS RESOLVED that in terms of section 75(1) (a) of the Companies Act, Act 61 of 1973, as amended, and Article 20 of the Articles of Association of the Company and with effect from the registration of this Special Resolution, the Company's authorised share capital be and is hereby increased to R35 000 000 by the creation of 750 000 000 ordinary shares with a par value of R0.01 each ranking *pari passu* in all respects with the ordinary shares in the capital of the Company.

SPECIAL RESOLUTION NUMBER 2

Amendment to the Memorandum of Association

IT WAS RESOLVED that, subject to the passing and registration of Special Resolution Number 1 proposed at the Company's twentieth annual general meeting, paragraph 8(a) and paragraph 8(a)(i) of the Company's Memorandum of Association be and is hereby amended by substituting "R35 000 000" for the reference for "R27 500 000" and "3 500 000 000" for the reference of "2 750 000 000".

REPUBLIC OF SOUTH AFRICA COMPANIES ACT, 1973 — Form CM 11

PAYMENT OF FEES ON INCREASE OF CAPITAL

[Section 75 (3)]

Paste revenue receipt here
or
Affix revenue stamps here
or
Impress revenue franking machine impression here

Registration No. of Company
1987/003452/06

Name of Company MERAFE RESOURCES LIMITED

INCREASE OF PAR VALUE SHARE CAPITAL

Existing capital	Amount of increase	Amount of total capital after increase
R 27 500 000-00	R 7 500 000-00	R 35 000 000-00

DIVISION OF SHARE CAPITAL

Existing number of shares			Number of shares being increased			Total number of shares after increase		
Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share
2 750 000 000	ORDINARY	0.01	750 000 000	ORDINARY	0.01	3 500 000 000	ORDINARY	0.01

INCREASE OF NO PAR VALUE SHARE CAPITAL

Existing stated capital bR

Existing number of shares		Number of shares being increased		Total number of shares after increase	
Number of shares	Class of shares	Number of shares	Class of shares	Number of shares	Class of shares

CERTIFICATE BY THE AUDITOR OF THE COMPANY RELATING TO THE VALUATION OF EXISTING SHARES IN SECTION 75 (3) (b) (ii) OF THE ACT

I/We ______________________, being the auditor(s) of the company, hereby certify that:

(a) The number of issued shares is	The class of issued shares is	The value of each share is

and (b) that, if each new share is issued at the same value per share as the existing value per share, the stated capital would be bR

Date ______________ ______________
Signature of auditor

Rubber stamp of auditor

Date 26/07/2007 ______________
Signature of director/manager/secretary of the company

Rubber stamp of company, if any, or of the secretaries.

END